UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2019
Commission File Number 001-38332

__________________________________
QIAGEN N.V.
__________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

2

OTHER INFORMATION
For the three and nine months ended September 30, 2019, QIAGEN N.V. prepared its quarterly report under United States generally accepted accounting principles (U.S. GAAP). This quarterly report is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

3

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	October 30, 2019

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	U.S. GAAP Quarterly Report for the Period Ended September 30, 2019

5

Exhibit 99.1
QIAGEN N.V. AND SUBSIDIARIES
U.S. GAAP QUARTERLY REPORT FOR THE PERIOD ENDED SEPTEMBER 30, 2019

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Note	September 30, 2019	December 31, 2018
		(unaudited)
Assets
Current assets:
Cash and cash equivalents		$700,860	$1,159,079
Short-term investments		98,325	234,606
Accounts receivable, net of allowance for doubtful accounts of $12,029 and $9,270 in 2019 and 2018, respectively		358,840	351,612
Income taxes receivable		98,677	34,936
Inventories, net	(11)	168,266	162,912
Fair value of derivative instruments - current	(8)	5,144	102,754
Prepaid expenses and other current assets	(8)	112,190	109,161
Total current assets		1,542,302	2,155,060
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $664,059 and $603,430 in 2019 and 2018, respectively		430,413	511,659
Goodwill	(6)	2,115,284	2,108,536
Intangible assets, net of accumulated amortization of $732,833 and $1,194,679 in 2019 and 2018, respectively	(6)	645,076	475,043
Deferred income taxes		36,441	42,896
Fair value of derivative instruments - long-term	(8)	191,206	295,363
Other long-term assets (of which $22,481 and $24,300 in 2019 and 2018 due from related parties, respectively)	(5, 14)	182,022	159,775
Total long-term assets		3,600,442	3,593,272
Total assets		$5,142,744	$5,748,332

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

	Note	September 30, 2019	December 31, 2018
		(unaudited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt	(7)	$72,983	$503,116
Accrued and other current liabilities (of which $9,702 and $5,488 in 2019 and 2018 due to related parties, respectively)	(8, 9, 13, 14)	469,329	263,017
Fair value of derivative instruments - current	(8)	3,183	106,594
Accounts payable		64,816	69,415
Income taxes payable		20,393	30,047
Total current liabilities		630,704	972,189
Long-term liabilities:
Long-term debt	(7)	1,688,762	1,671,090
Fair value of derivative instruments - long-term	(8)	189,440	317,393
Other long-term liabilities	(9, 14)	123,074	89,279
Deferred income taxes		43,322	63,411
Total long-term liabilities		2,044,598	2,141,173
Commitments and contingencies	(16)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued—230,829 shares in 2019 and in 2018	(12)	2,702	2,702
Additional paid-in capital	(12)	1,769,122	1,742,191
Retained earnings		1,210,359	1,379,624
Accumulated other comprehensive loss	(12)	(353,116)	(310,644)
Less treasury shares at cost—4,343 and 5,320 shares in 2019 and 2018, respectively	(12)	(161,625)	(178,903)
Total equity		2,467,442	2,634,970
Total liabilities and equity		$5,142,744	$5,748,332

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands, except share data)

		Three months ended
		September 30,
	Note	2019	2018
		(unaudited)
Net sales	(13)	$382,686	$377,911
Cost of sales:
Cost of sales		109,648	107,908
Acquisition-related intangible amortization		18,096	13,227
Total cost of sales		127,744	121,135
Gross profit		254,942	256,776
Operating expenses:
Research and development		41,845	42,030
Sales and marketing		97,018	96,473
General and administrative		28,752	26,240
Acquisition-related intangible amortization		6,133	9,365
Restructuring, acquisition, integration and other, net	(4)	151,075	(720)
Long-lived asset impairments	(4)	137,572	6,355
Total operating expenses		462,395	179,743
(Loss) income from operations		(207,453)	77,033
Other income (expense):
Interest income		4,665	5,309
Interest expense		(17,248)	(16,255)
Other (expense) income, net		(6,961)	6,116
Total other expense, net		(19,544)	(4,830)
(Loss) income before income taxes		(226,997)	72,203
Income taxes		(66,362)	11,883
Net (loss) income		$(160,635)	$60,320
Basic (loss) earnings per common share		$(0.71)	$0.27
Diluted (loss) earnings per common share		$(0.71)	$0.26

Weighted-average shares outstanding
Basic		226,520	226,623
Diluted		226,520	235,151

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands, except share data)

		Nine months ended
		September 30,
	Note	2019	2018
		(unaudited)
Net sales	(13)	$1,112,952	$1,098,675
Cost of sales:
Cost of sales		331,953	318,854
Acquisition-related intangible amortization		55,302	43,615
Total cost of sales		387,255	362,469
Gross profit		725,697	736,206
Operating expenses:
Research and development		123,460	121,185
Sales and marketing		293,591	294,405
General and administrative		86,978	81,278
Acquisition-related intangible amortization		24,146	29,596
Restructuring, acquisition, integration and other, net	(4)	164,818	23,469
Long-lived asset impairments	(4)	138,830	7,965
Total operating expenses		831,823	557,898
(Loss) income from operations		(106,126)	178,308
Other income (expense):
Interest income		17,916	15,087
Interest expense		(55,864)	(47,110)
Other (expense) income, net		(2,642)	11,019
Total other expense, net		(40,590)	(21,004)
(Loss) income before income taxes		(146,716)	157,304
Income taxes		(60,328)	27,874
Net (loss) income		$(86,388)	$129,430
Basic (loss) earnings per common share		$(0.38)	$0.57
Diluted (loss) earnings per common share		$(0.38)	$0.55

Weighted-average shares outstanding
Basic		226,447	226,939
Diluted		226,447	233,823

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands)

		Three months ended
		September 30,
	Note	2019	2018
		(unaudited)
Net (loss) income		$(160,635)	$60,320
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains on cash flow hedges, before tax	(8)	13,210	1,507
Reclassification adjustments on cash flow hedges, before tax	(8)	(8,838)	(1,476)
Cash flow hedges, before tax		4,372	31
Net investment hedge	(8)	12,494	2,090
Foreign currency translation adjustments, before tax		(54,712)	(29,167)
Other comprehensive loss, before tax		(37,846)	(27,046)
Income tax relating to components of other comprehensive (loss) income		(1,180)	1,517
Total other comprehensive loss, after tax		(39,026)	(25,529)
Comprehensive (loss) income		$(199,661)	$34,791

		Nine months ended
		September 30,
	Note	2019	2018
		(unaudited)
Net (loss) income		$(86,388)	$129,430
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains on cash flow hedges, before tax	(8)	17,546	3,876
Reclassification adjustments on cash flow hedges, before tax	(8)	(10,098)	(7,506)
Cash flow hedges, before tax		7,448	(3,630)
Net investment hedge	(8)	14,278	10,628
Foreign currency translation adjustments, before tax		(62,569)	(95,496)
Other comprehensive loss, before tax		(40,843)	(88,498)
Income tax relating to components of other comprehensive (loss) income		(1,629)	3,141
Total other comprehensive loss, after tax		(42,472)	(85,357)
Comprehensive (loss) income		$(128,860)	$44,073

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands)

		Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Shares		Total Equity
(unaudited)	Note	Shares	Amount				Shares	Amount
Balance at June 30, 2019		230,829	$2,702	$1,734,421	$1,371,445	$(314,090)	(4,359)	$(162,087)	$2,632,391
Net loss		—	—	—	(160,635)	—	—	—	(160,635)
Conversion of warrants	(12)	—	—	(87)	(128)	—	5	215	—
Unrealized gain on, net on hedging contracts	(8)	—	—	—	—	22,401	—	—	22,401
Realized gain, net on hedging contracts	(8)	—	—	—	—	(6,628)	—	—	(6,628)
Translation adjustment, net	(12)	—	—	—	—	(54,799)	—	—	(54,799)
Purchase of treasury shares	(12)	—	—	—	—	—	—	(56)	(56)
Issuance of common shares in connection with stock plan		—	—	—	(323)	—	12	431	108
Tax withholding related to vesting of stock awards	(17)	—	—	—	—	—	(1)	(128)	(128)
Share-based compensation	(17)	—	—	34,788	—	—	—	—	34,788
Balance at September 30, 2019		230,829	$2,702	$1,769,122	$1,210,359	$(353,116)	(4,343)	$(161,625)	$2,467,442

Balance at June 30, 2018		230,829	$2,702	$1,649,368	$1,268,140	$(279,644)	(3,793)	$(116,706)	$2,523,860
Net income		—	—	—	60,320	—	—	—	60,320
Unrealized gain, net on hedging contracts	(8)	—	—	—	—	3,220	—	—	3,220
Realized gain, net on hedging contracts	(8)	—	—	—	—	(1,107)	—	—	(1,107)
Translation adjustment, net	(12)	—	—	—	—	(27,642)	—	—	(27,642)
Purchase of treasury shares	(12)	—	—	—	—	—	(1,220)	(45,742)	(45,742)
Issuance of common shares in connection with stock plan		—	—	—	(7,366)	—	426	10,423	3,057
Share-based compensation	(17)	—	—	11,337	—	—	—	—	11,337
Balance at September 30, 2018		230,829	$2,702	$1,660,705	$1,321,094	$(305,173)	(4,587)	$(152,025)	$2,527,303

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands)

		Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Shares		Total Equity
(unaudited)	Note	Shares	Amount				Shares	Amount
Balance at December 31, 2018		230,829	$2,702	$1,742,191	$1,379,624	$(310,644)	(5,320)	$(178,903)	$2,634,970
Balance at January 1, 2019, as previously reported		230,829	$2,702	$1,742,191	$1,379,624	$(310,644)	(5,320)	$(178,903)	$2,634,970
ASC 842 impact of change in accounting policy	(14)	—	—	—	(316)	—	—	—	(316)
Adjusted balance at January 1, 2019		230,829	$2,702	$1,742,191	$1,379,308	$(310,644)	(5,320)	$(178,903)	$2,634,654
Net loss		—	—	—	(86,388)	—	—	—	(86,388)
Conversion of warrants	(12)	—	—	(31,067)	(37,698)	—	2,056	68,761	(4)
Unrealized gain, net on hedging contracts	(8)	—	—	—	—	27,437	—	—	27,437
Realized gain, net on hedging contracts	(8)	—	—	—	—	(7,574)	—	—	(7,574)
Translation adjustment, net	(12)	—	—	—	—	(62,335)	—	—	(62,335)
Purchase of treasury shares	(12)	—	—	—	—	—	(1,987)	(74,450)	(74,450)
Issuance of common shares in connection with stock plan		—	—	—	(44,863)	—	1,520	46,660	1,797
Tax withholding related to vesting of stock awards	(17)	—	—	—	—	—	(612)	(23,693)	(23,693)
Share-based compensation	(17)	—	—	57,998	—	—	—	—	57,998
Balance at September 30, 2019		230,829	$2,702	$1,769,122	$1,210,359	$(353,116)	(4,343)	$(161,625)	$2,467,442

Balance at December 31, 2017		230,829	$2,702	$1,630,095	$1,247,945	$(220,759)	(4,272)	$(118,987)	$2,540,996
Balance at January 1, 2018, as previously reported		230,829	2,702	1,630,095	1,247,945	(220,759)	(4,272)	(118,987)	2,540,996
ASU 2016-01 impact of change in accounting policy	(5)	—	—	—	(942)	942	—	—	—
ASU 2016-16 impact of change in accounting policy		—	—	—	(16,096)	—	—	—	(16,096)
ASC 606 impact of change in accounting policy		—	—	—	(1,306)	—	—	—	(1,306)
Adjusted balance at January 1, 2018		230,829	2,702	1,630,095	1,229,601	(219,817)	(4,272)	(118,987)	2,523,594
Net income		—	—	—	129,430	—	—	—	129,430
Unrealized gain, net on hedging contracts	(8)	—	—	—	—	13,535	—	—	13,535
Realized gain, net on hedging contracts	(8)	—	—	—	—	(5,630)	—	—	(5,630)
Translation adjustment, net	(12)	—	—	—	—	(93,261)	—	—	(93,261)
Purchase of treasury shares	(12)	—	—	—	—	—	(2,039)	(75,318)	(75,318)
Issuance of common shares in connection with stock plan		—	—	—	(37,937)	—	1,724	42,280	4,343
Share-based compensation	(17)	—	—	30,610	—	—	—	—	30,610
Balance at September 30, 2018		230,829	$2,702	$1,660,705	$1,321,094	$(305,173)	(4,587)	$(152,025)	$2,527,303

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Nine months ended
		September 30,
	Note	2019	2018
Cash flows from operating activities:		(unaudited)
Net (loss) income		$(86,388)	$129,430
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization		178,494	156,464
Non-cash impairments	(4, 5)	143,629	16,998
Amortization of debt discount and issuance costs	(7)	31,108	25,536
Share-based compensation expense	(17)	57,998	30,610
Deferred income taxes		(17,290)	1,356
Loss (gain) on marketable securities		2,669	(3,219)
Reversals of contingent consideration	(9)	(7,433)	—
Other items, net including fair value changes in derivatives		(3,058)	(16,091)
Net changes in operating assets and liabilities:
Accounts receivable		(16,036)	(9,117)
Inventories		(22,696)	(30,339)
Prepaid expenses and other current assets		2,958	(6,164)
Other long-term assets		(903)	(30,267)
Accounts payable		(21,345)	(731)
Accrued and other current liabilities		53,121	(13,359)
Income taxes		(73,889)	(3,633)
Other long-term liabilities		474	1,512
Net cash provided by operating activities		221,413	248,986
Cash flows from investing activities:
Purchases of property, plant and equipment		(86,399)	(72,326)
Purchases of intangible assets	(6)	(138,197)	(30,722)
Purchases of investments, net		(1,761)	(8,426)
Cash paid for acquisitions, net of cash acquired	(3)	(67,907)	(172,831)
Purchases of short-term investments		(228,959)	(456,154)
Proceeds from redemptions of short-term investments		360,190	495,577
Proceeds from divestiture	(3)	—	16,394
Cash received (paid) for collateral asset		21,455	(4,021)
Other investing activities	(3)	10	(57)
Net cash used in investing activities		(141,568)	(232,566)
Cash flows from financing activities:
Repayment of long-term debt	(7)	(433,400)	—
Principal payments on capital leases		—	(983)
Proceeds from issuance of common shares		1,797	4,343
Tax withholding related to vesting of stock awards	(17)	(23,693)	—
Purchase of treasury shares	(12)	(74,450)	(66,581)
Other financing activities	(9)	(6,506)	(4,318)
Net cash used in financing activities		(536,252)	(67,539)
Effect of exchange rate changes on cash and cash equivalents		(1,812)	(6,753)
Net decrease in cash and cash equivalents		(458,219)	(57,872)
Cash and cash equivalents, beginning of period		1,159,079	657,714
Cash and cash equivalents, end of period		$700,860	$599,842

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.	Corporate Information
QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is the leading global provider of Sample to Insight solutions that are used by over 500,000 customers worldwide to transform biological samples into valuable molecular insights. Our sample technologies are used to isolate and process DNA, RNA and proteins - the building blocks of life - from blood, tissue and other materials. Assay technologies are used to make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases are used to analyze and interpret complex genomic data to report relevant, actionable insights. Automation solutions are used to tie these technologies together in seamless and cost-effective workflows. We provide this portfolio to two major customer classes: Molecular Diagnostics (human healthcare) and Life Sciences comprised of Academia / Applied Testing (life sciences research, forensics and food safety) and Pharma. With approximately 5,200 employees in over 35 locations worldwide, we market our products in more than 130 countries.

2.	Basis of Presentation and Accounting Policies
Basis of Presentation
The condensed consolidated financial statements include the accounts of QIAGEN N.V., its wholly-owned subsidiaries and any partially owned subsidiaries that the Company has the ability to control. All significant intercompany accounts and transactions have been eliminated in consolidation. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in either common stock or in-substance common stock of companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for at our initial cost, minus any impairment, plus or minus changes from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.
We undertake acquisitions to complement our own internal product development activities. In 2019, we completed three immaterial acquisitions, including the January 2019 acquisition of N-of-One, Inc, a privately-held U.S. molecular decision support company and pioneer in clinical interpretation services for complex genomic data located in Concord, Massachusetts. On January 31, 2019, we acquired the digital PCR assets of Formulatrix, Inc., a developer of laboratory automation solutions. On April 27, 2018, we acquired all shares in STAT-Dx Life, S.L. (STAT-Dx), a privately-held company located in Barcelona, Spain and on April 19, 2018, we acquired all remaining shares of a privately held entity in which we held a minority interest. Accordingly, at their respective acquisition dates, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates.
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization and our products and services are offered globally. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. Accordingly, we operate and make decisions as one reporting unit.
Certain prior year amounts have been reclassified to conform to the current year presentation. For the three and nine months ended September 30, 2018, the line items "Restructuring, acquisition, integration and other, net" and "Long-lived asset impairments" are currently presented separately. Previously, these amounts were presented together in one line as "General and administrative, restructuring, integration and other, net." These reclassifications had no effect on (loss) income from operations.
The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2018.

Summary of Significant Accounting Policies
The interim condensed consolidated financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as of December 31, 2018 except for the changes described below in connection with the adoption of new standards and interpretations as of January 1, 2019.
Adoption of New Accounting Standards
The following new FASB Accounting Standards Updates (ASU) were adopted in 2019:
The FASB issued guidance codified in Accounting Standards Codification (ASC) Topic 842, Leases (Topic 842), which supersedes the lease requirements in ASC Topic 840 and aims to increase transparency and comparability among organizations and requires disclosure of key information about leasing arrangements. The main principle of ASC 842 requires lessees to recognize the assets and liabilities that arise from nearly all leases on the consolidated balance sheet. Lessor accounting remains mainly consistent with the former guidance, with the majority of changes allowing for better alignment with the new lessee model and ASC Topic 606. We adopted these standards as per the effective date of January 1, 2019, using the modified retrospective approach and did not restate comparative periods. Under this approach, the cumulative effect of initially applying the standard was recognized as an adjustment to the opening balance of retained earnings on the date of initial application. As a lessee, the classification of our leases did not change, but we recognized a lease liability and corresponding right-of-use asset on our consolidated balance sheets for all our operating leases. We have elected the package of practical expedients which allowed us to not reassess (1) whether existing contracts contain leases, (2) the lease classification for existing leases, and (3) whether existing initial direct costs meet the new definition. We also elected the hindsight practical expedient which permits entities to use hindsight in determining the lease term when transitioning to ASC 842. Our initial lease liabilities and right-of-use assets totaled $57.7 million and $57.4 million, respectively, as recorded in our condensed consolidated balance sheet as of January 1, 2019, primarily relating to leased office space. The difference between the additional lease assets and lease liabilities was recorded as a $0.3 million adjustment to retained earnings. Further disclosure is found in Note 14 "Leases".
ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, makes more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess effectiveness. It is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. The new guidance became effective for public entities beginning on January 1, 2019 by applying a modified retrospective approach to existing hedging relationships as of the adoption date. Under the modified retrospective approach, entities with cash flow or net investment hedges will make (1) a cumulative-effect adjustment to accumulated other comprehensive income so that the adjusted amount represents the cumulative change in the hedging instruments’ fair value since hedge inception (less any amounts that should have been recognized in earnings under the new accounting model) and (2) a corresponding adjustment to opening retained earnings as of the most recent period presented on the date of adoption. We adopted ASU 2017-12 on January 1, 2019 without any cumulative effect.
ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, removes Step 2 of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 is effective for public entities for annual periods beginning January 1, 2020 and early adoption is permitted. The new guidance is required to be applied on a prospective basis. We adopted ASU 2017-04 on January 1, 2019 and will apply the new guidance prospectively as required.
ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework, provides guidance that eliminates, adds and modifies certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for public entities for annual periods beginning January 1, 2020. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. We adopted ASU 2018-13 on January 1, 2019 and have applied the entire standard to disclosures as required beginning in 2019.
ASU 2018-15, Intangibles--Goodwill and Other--Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, provides guidance on a customer's accounting for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor, i.e. a service contract. Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. ASU 2018-15 is effective for public entities for annual periods beginning January 1, 2020, and early adoption is permitted and should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. We adopted ASU 2018-15 on January 1, 2019 and will apply the guidance to all implementation costs prospectively.
ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, amends how a decision maker or service provider determines whether its fee is a variable interest entity (VIE) when a related party under common control also has an interest in the VIE. We adopted ASU 2018-17 on January 1, 2019, on a prospective basis.

New Accounting Standards Not Yet Adopted
The following new FASB Accounting Standards Updates, which are not yet adopted, have been grouped by their required effective dates:
First Quarter of 2020
ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, provides financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in ASU 2016-13 replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The FASB has continued to issue accounting standard updates to clarify and provide implementation guidance including ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses and ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments, and ASU 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief. The new guidance will become effective for us by applying the standard's provisions as a cumulative-effect adjustment to retained earnings beginning on January 1, 2020. We currently do not expect any material impact from the adoption of Topic 326.
ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606, precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer of that transaction. The guidance amends ASC 808 to refer to unit-of-account guidance in ASC 606 and requires it to be used only when assessing whether a transaction is in the scope of ASC 606. ASU 2018-18 is effective for us for annual periods beginning on January 1, 2020. Early adoption is permitted for entities that have adopted ASC 606. Entities are required to apply the amendments retrospectively to the date they initially applied ASC 606. We currently do not expect any material impact from the adoption ASU 2018-18.

3.	Acquisitions and Divestitures
Asset Acquisition
2019 Asset Acquisition
On January 31, 2019, we acquired the digital PCR asset of Formulatrix, Inc., a developer of laboratory automation solutions. We paid Formulatrix $125.0 million in cash upon closing and will pay an additional $135.9 million in 2020. As of September 30, 2019, $133.5 million is included in accrued and other current liabilities in the accompanying condensed consolidated balance sheet for the present value of the future expected payments.
Business Combinations
For acquisitions which have been accounted for as business combinations, the acquired companies’ results have been included in the accompanying consolidated statements of income from their respective dates of acquisition. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, shared service centers, distribution channels and customer relations; to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
Other 2019 Acquisition
In January 2019, we completed the acquisition of N-of-One, Inc, a privately-held U.S. molecular decision support company and pioneer in clinical interpretation services for complex genomic data located in Concord, Massachusetts. The cash consideration, net of cash acquired, was $24.4 million. In the third quarter of 2019, we acquired two additional companies for total cash consideration, net of cash acquired, of $43.5 million.
The purchase price allocations for these acquisitions are preliminary and are based upon preliminary estimates which used information that was available to management at the time the financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about acquired tax balances for the N-of-One, Inc acquisition. For the two acquisitions that occurred during the third quarter of 2019, we continue to gather information about the assets and liabilities acquired, including the acquired tax balance. As these acquisitions were not significant to the overall consolidated financial statements and the acquisitions did not have a material impact to net sales, net income or earnings per share, no pro forma information has been provided herein.

2018 Acquisitions
In April 2018, we acquired all shares in STAT-Dx Life, S.L. (STAT-Dx), a privately-held company located in Barcelona, Spain, which is developing the next generation of multiplex diagnostics for one-step, fully integrated molecular analysis of common syndromes using a novel system based on real-time PCR technology and proven QIAGEN chemistries.
The cash consideration totaled $148.8 million. The acquisition included contingent consideration which is recorded as part of the purchase price based on the acquisition date fair value. Potential contingent payments through 2023 under the purchase agreement total $44.3 million, of which the fair value of $37.4 million was recorded as purchase price using a probability-weighted analysis of the future milestones applying discount rates between 6.5% and 6.9%. Direct acquisition costs totaled $2.0 million.
The final purchase price allocation differed from the initial preliminary purchase price allocation as follows:

		Preliminary as of
(in thousands)	Final	April 27, 2018	Difference
Purchase Price:
Cash consideration	$148,780	$148,780	$—
Fair value of contingent consideration	37,377	36,751	626
	$186,157	$185,531	$626

Final Allocation:
Cash and cash equivalents	$7,357	$7,357	$—
Prepaid expenses and other current assets	1,432	1,432	—
Inventories	1,868	1,868	—
Income tax receivables	2,213	2,213	—
Accounts payable	(1,412)	(1,412)	—
Accruals and other current liabilities	(1,785)	(560)	(1,225)
Fixed and other long-term assets	6,306	6,434	(128)
Developed technology	31,300	80,100	(48,800)
In-process research and development	24,300	—	24,300
Goodwill	117,621	97,268	20,353
Deferred tax liability on fair value of identifiable intangible assets acquired	(3,043)	(9,169)	6,126
Total	$186,157	$185,531	$626
The changes in the values of in-process research and development assets and developed technology relate to new information obtained, that existed at the acquisition date, regarding key assumptions in the valuation model since the initial purchase price allocation. The weighted average amortization period for the developed technology is 10 years. The goodwill acquired is not deductible for tax purposes.
In-process research and development relates to technologies that remain in development at the time of acquisition and which had not yet obtained regulatory approval. The technologies within in-process research and development are expected to be completed within the next two years. During the second quarter of 2019, one development project was completed and a portion of in-process research and development costs were reclassified into developed technology as further discussed in Note 6 "Intangible Assets".
Revenue and earnings in the reporting periods since the acquisition date have not been significant. No pro forma financial information has been provided herein as the acquisition of STAT-Dx did not have a material impact to our net sales, net income or earnings per share on a pro forma basis.
Other 2018 Acquisition
In April 2018, we acquired all remaining shares of a privately held entity in which we held a minority interest. The value of the minority interest investment was revalued in connection with the acquisition and a corresponding gain of $4.8 million was recorded in restructuring, acquisition, integration and other, net in the accompanying condensed consolidated statements of (loss) income for the nine-month period ended September 30, 2018. This acquisition was not significant to the overall consolidated financial statements and the allocation of the purchase price was final as of March 31, 2019. The acquisition did not have a material impact to net sales, net income or earnings per share and therefore no pro forma information has been provided herein.
Divestitures

2018 Divestitures
In April 2018, we sold a portfolio of veterinary testing products for a total of €15.1 million ($18.5 million), of which $16.4 million was received in cash and the balance due in April 2020. An $8.0 million gain was recorded to other (expense) income, net in the accompanying condensed consolidated statements of (loss) income for the and nine-month period ended September 30, 2018.

4.	Restructuring and Impairments
As part of our restructuring activities, we incur expenses that qualify as exit and disposal costs under U.S. GAAP including severance and employee costs as well as contract and other costs, primarily contract termination costs, as well as inventory write-offs and other implementation costs primarily related to consulting fees. Personnel related costs primarily relate to cash severance and other termination benefits including accelerated share-based compensation. We also incur expenses that are an integral component of, and are directly attributable to, our restructuring activities which do not qualify as exit and disposal costs under U.S. GAAP, which consist of asset-related costs such as intangible asset impairments and other asset related write-offs.
Personnel costs are primarily determined based on established benefit arrangements, local statutory requirements, or historical benefit practices. We recognize these benefits when payment is probable and estimable. Other benefits which require future service and are associated to non-recurring benefits are recognized ratably over the future service period. Other assets, including inventory, are impaired or written-off if the carrying value exceeds the fair value. All other costs are recognized as incurred.
2019 Restructuring
In the second half of 2019, we decided to suspend development of NGS-related instrument systems and entered into a new strategic partnership with Illumina to commercialize IVD kits worldwide on Illumina's diagnostic sequencers. In order to align our business with this new strategy, we began restructuring initiatives to target resource allocation to growth opportunities in our Sample to Insight portfolio. In addition, we have initiated measures to:

•	shift Commercial Operations activities into Business Areas;

•	transition manufacturing activities into a regional structure; and

•	expand the scope of activities at QIAGEN Business Services (QBS) centers in Wroclaw, Poland and Manila, Philippines
As a result, during the third quarter of 2019, we incurred charges associated with restructuring, impairment of tangible and intangible assets, impairment of an investment and write-offs of inventory. The following is a summary of the charges recorded during the three and nine months ended September 30, 2019.

		Three and Nine months ended
		September 30, 2019
Consolidated Statement of (Loss) Income Classification and Type of Charge (in thousands)	Note	Total
Restructuring, acquisition, integration and other, net
Personnel related	(17)	$63,859
Contract termination costs (of which $3,676 due to related parties)		27,603
Consulting fees		9,764
Accounts receivable (of which $5,984 due from related parties)		10,825
Inventories		10,896
Prepaid expenses and other assets (of which $12,915 was long-term and $2,270 due from related parties)		16,323
		139,270
Long-lived asset impairments
Property, plant and equipment		97,271
Intangible assets		40,301
		137,572
Other (expense) income, net
Equity method investment impairment	(5)	4,799

Total		$281,641

Of the total costs incurred, $74.7 million are accrued as of September 30, 2019 in accrued and other current liabilities in the accompanying condensed consolidated balance sheet, and includes $37.5 million for personnel, $27.5 million for contract termination and $9.7 million for consulting fees.
Due to our decision to suspend development of NGS-related instrument systems, we conducted an impairment review of inventory and prepaid and other assets and recorded the charges noted in the table above. As these charges, including inventory, are a direct result of the decision to suspend further development of NGS-related instrument systems and are not related to external market factors, the impairment charges were recorded in the line item restructuring, acquisition, integration and other, net in the condensed consolidated statements of (loss) income due to the assets being deemed excess and no longer utilized due to the discontinued development and related actions discussed above.
Impairments to property, plant and equipment due to this restructuring initiative totaled $97.3 million during the three and nine months ended September 30, 2019 primarily impacting computer software and machinery and equipment. Costs incurred to either purchase software or produce software products and the software components of products to be sold, leased or marketed after technological feasibility is established were previously capitalized during the development of certain NGS-related instrument systems. These long-lived assets were fully impaired during the third quarter of 2019 due to the decision to suspend further development. In addition to computer software, certain machinery and equipment assets were fully impaired given that these assets had no alternative use following the changes announced for this program and it was estimated that no value was recoverable in a market disposal.
Due to the suspended development, intangible assets associated to this initiative were also assessed for recoverability. The abandoned assets include developed technology related to the suspended projects as well as the termination of licenses which were used exclusively in connection with this program. As a result, we recorded an intangible asset impairment charge of $40.3 million due to the conclusion that the identified assets have no alternative use outside of the suspended program and thus are fully impaired.
Future pre-tax costs between $12 - $20 million are expected to be incurred primarily related to personnel, consulting, contract termination and facilities including impacts to operating lease right-of-use assets before completion of the program in 2020.

5.	Investments
The following discusses our marketable investments, non-marketable investments and the realized and unrealized gains and losses on these investments.
Marketable Equity Securities
A summary of our investments in marketable equity securities that have readily determinable fair values that are classified as available-for-sale follows below. These investments are reported at fair value with realized and unrealized gains and losses recorded in earnings beginning in January 2018 upon adoption of ASU 2016-01. Prior to adoption, these investments were reported at fair value with unrealized gains and losses recognized in accumulated other comprehensive income on the balance sheet. Accordingly, upon adoption, we recorded a cumulative effect adjustment to decrease opening retained earnings at January 1, 2018 by a net of tax amount of $0.9 million (pre-tax $1.1 million) for unrealized losses as of the adoption date.

(in thousands, except shares held)	As of September 30, 2019
	HTG Molecular Diagnostics, Inc (HTGM)	Oncimmune Holdings plc (Oncimmune)
Shares held	833,333	560,416
Cost basis	$2,000	$—
Fair value	$554	$620
Total cumulative unrealized (loss) gain	$(1,446)	$620

	As of December 31, 2018
	HTGM	Curetis N.V. (Curetis)
Shares held	833,333	204,000
Cost basis	$2,000	$1,444
Fair value	$2,117	$350
Total cumulative unrealized gain (loss)	$117	$(1,094)
In the first quarter of 2019, we received 560,416 shares in Oncimmune in settlement of a zero-book value financial instrument held with a third party. On the date of receipt, these shares had a fair value of $0.7 million which was recorded as a gain in other (expense)

income, net. During the third quarter of 2019, we sold the 204,000 Curetis shares and recognized an immaterial loss in the three and nine months ended September 30, 2019.
During the nine months ended September 30, 2018, we sold 116,424 shares of Curetis and recognized a gain of $0.3 million in other (expense) income, net in the accompanying condensed statements of (loss) income.
During the three months ended September 30, 2019 and 2018, losses recognized for the change in fair market value of all marketable equity securities totaled $1.0 million and $1.2 million, respectively. During the nine months ended September 30, 2019 and 2018, total gains/losses recognized for the change in fair market value of all marketable equity securities totaled a loss of $1.8 million and a gain of $2.4 million, respectively, recognized in other (expense) income, net in the accompanying condensed consolidated statements of (loss) income.
Non-Marketable Investments
We have made strategic investments in certain privately-held companies without readily determinable market values.
Non-Marketable Investments Accounted for Under the Equity Method
As of September 30, 2019 and December 31, 2018, we had total non-marketable investments that were accounted for as equity method investments of $8.7 million and $14.8 million, respectively, which are included in other long-term assets in the accompanying condensed consolidated balance sheets. During 2019, we made an investment in a non-marketable investment accounted for under the equity method that is considered a variable interest entity. As of September 30, 2019, this investment held a balance of $1.3 million. With this additional investment, we now hold three equity method investments in variable interest entities. We are not considered the primary beneficiary for any of these variable interest entities as we do not hold the power to direct the activities that most significantly impact the economic performance of these entities and therefore, these investments are not consolidated. As of September 30, 2019 and December 31, 2018, these investments had a total carrying value of $1.6 million and $1.1 million, respectively, which are included in other long-term assets in the consolidated balance sheets, representing our maximum exposure to loss.
During the three months ended September 30, 2019, we recorded an impairment of $4.8 million in other (expense) income, net in the accompanying condensed consolidated statements of (loss) income related to the restructuring activities discussed in Note 4 "Restructuring and Impairments" following changes in the investee's circumstances that indicated that the carrying value was no longer recoverable.
During the second quarter of 2018, we recorded impairments of $6.1 million in other (expense) income, net in the accompanying condensed consolidated statements of (loss) income for the nine months ended September 30, 2018, following changes in the investee's circumstances that indicated the carrying value was no longer recoverable. Accordingly, the investments were fully impaired.
Non-Marketable Investments Not Accounted for Under the Equity Method
At September 30, 2019 and December 31, 2018, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $63.9 million and $59.5 million, respectively, which are included in other long-term assets in the accompanying condensed consolidated balance sheets. These investments are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Changes resulting from impairment and observable prices changes are recognized in the statements of (loss) income during the period the change is identified. Of the total carrying amounts above, investments in variable interest entities total $41.0 million and represents our maximum exposure to loss as of both September 30, 2019 and December 31, 2018.
The changes in non-marketable investments not accounted for under the equity method during the nine months ended September 30, 2019 and 2018 are as follows:

(in thousands)	2019	2018
Balance at beginning of year	$59,484	$33,605
Cash investments in equity securities	211	12,629
Net increases due to observable price changes	4,305	12,448
Conversion of note receivable to equity securities	—	11,369
Sale of equity securities	—	(5,400)
Full acquisition of equity securities	—	(2,710)
Foreign currency translation adjustments	(142)	(91)
Balance at end of period	$63,858	$61,850
During the second quarter of 2019, we recognized a gain of $4.3 million in other (expense) income, net in the accompanying consolidated statements of (loss) income for the nine-months ended September 30, 2019 due to upward adjustments resulting from an observable price change. This adjustment was due to an equity offering at a higher price from the issuer in an orderly transaction for a similar investment as those we hold. Also, we made additional investments of $0.2 million in non-marketable investments not accounted for under the equity method during the nine months ended September 30, 2019.
During the third quarter of 2018, we sold our interest in a non-publicly traded company which had a book value of $5.4 million. Proceeds from the sale totaled $10.5 million in cash resulting in a corresponding gain of $5.1 million recorded in other (expense) income, net in the accompanying condensed consolidated statements of (loss) income.
During the second quarter of 2018, we made an additional investment in a non-publicly traded company of $9.3 million. This equity interest is considered similar to an existing equity interest in the company and as a result, the existing equity interest in the company was adjusted by $11.7 million and a corresponding gain was recorded in other (expense) income, net in the accompanying condensed statements of (loss) income. Also during the second quarter of 2018, we acquired all remaining shares of a privately held entity in which we held a minority interest as discussed in Note 3.
During the first quarter of 2018, we converted a note receivable from a non-publicly traded company, considered a related party, into an equity interest in that company. This note held a balance of $11.4 million including principal balance and accrued interest at conversion which was a non-cash investing activity and is therefore not included in the consolidated statements of cash flows. Following an orderly transaction for a similar investment of the same issuer, this investment was adjusted by $0.8 million during the nine months ended September 30, 2018 and a corresponding gain was recorded in other (expense) income, net in the accompanying condensed statements of (loss) income.
Since adoption of ASU 2016-01 in January 2018, upward adjustments in the carrying value of these investments have been recognized for observable price changes totaling $17.4 million, of which $4.3 million and $12.4 million was recognized in the nine months ended September 30, 2019 and 2018, respectively.

6.	Intangible Assets
The following sets forth the intangible assets by major asset class as of September 30, 2019 and December 31, 2018:

	September 30, 2019		December 31, 2018
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$308,926	$(206,778)	$448,220	$(310,040)
Developed technology	755,876	(323,538)	770,955	(561,615)
Customer base, non-compete agreements and trademarks	306,377	(202,517)	427,512	(323,024)
	$1,371,179	$(732,833)	$1,646,687	$(1,194,679)
Unamortized Intangible Assets:
In-process research and development	$6,730		$23,035
Goodwill	2,115,284		2,108,536
	$2,122,014		$2,131,571
The in-process research and development is associated to the acquisition of STAT-Dx as further discussed in Note 3 "Acquisitions and Divestitures". The estimated fair value of acquired in-process research and development projects which have not reached technological feasibility at the date of acquisition are capitalized and subsequently tested for impairment through completion of the development process, at which point the capitalized amounts are amortized over their estimated useful life. If a project is abandoned rather than completed, all capitalized amounts are written-off immediately. During the second quarter of 2019, one development project was completed and, after testing for impairment, $15.9 million of in-process research and development costs were reclassified into developed technology.
Developed technology includes the digital PCR asset from Formulatrix as discussed in Note 3 "Acquisitions and Divestitures" which is being amortized over 10 years.

The changes in intangible assets in 2019 are summarized as follows:

(in thousands)	Intangibles	Goodwill
Balance at December 31, 2018	$475,043	$2,108,536
Business combinations	36,458	34,970
Purchase adjustments	—	(236)
Additions	281,301	—
Amortization	(96,410)	—
Impairments	(40,301)	—
Foreign currency translation adjustments	(11,015)	(27,986)
Balance at September 30, 2019	$645,076	$2,115,284
During the three months ended September 30, 2019, we recorded an impairment charge of $40.3 million related to the restructuring activities discussed further in Note 4 "Restructuring and Impairments".
Cash paid for purchases of intangible assets during the nine months ended September 30, 2019 totaled $138.2 million, of which $9.1 million is related to current year payments for licenses that were accrued as of December 31, 2018 and $0.4 million is related to prepayments recorded in other long-term assets in the accompanying condensed consolidated balance sheet. Intangible asset additions of $281.3 million includes $128.7 million of cash paid during the nine months ended September 30, 2019, together with $149.2 million of additions that were accrued as of September 30, 2019 and $3.4 million of additions which were previously recorded as prepayments.
The changes in the carrying amount of goodwill for the nine months ended September 30, 2019 resulted from acquisitions as discussed in Note 3 and changes in foreign currency translation.
For the three- and nine-month periods ended September 30, 2019 and 2018, amortization expense on intangible assets totaled approximately $29.8 million and $96.4 million and $28.3 million and $90.4 million, respectively. Amortization of intangibles for the next five years is expected to be approximately:

Year	Annual Amortization (in millions)
2020	$95.8
2021	$87.4
2022	$74.3
2023	$72.1
2024	$69.3

7.	Debt
Our credit facilities available and undrawn at September 30, 2019 total €426.6 million (approximately $464.5 million). This includes a €400.0 million syndicated multi-currency revolving credit facility expiring December 2021 of which no amounts were utilized at September 30, 2019 or at December 31, 2018, and three other lines of credit amounting to €26.6 million with no expiration date, none of which were utilized as of September 30, 2019 or as of December 31, 2018. The €400.0 million facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.4% to 1.2% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. The commitment fee is calculated based on 35% of the applicable margin. The revolving facility agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at September 30, 2019. The credit facilities are for general corporate purposes.
During the first quarter of 2019, we repaid $433.4 million of long-term debt including $430.0 million for the amount due for the 2019 Cash Convertible Notes and $3.4 million for a portion of the 2021 Cash Convertible Notes which was converted during the contingent conversion period as discussed further below.

At September 30, 2019 and December 31, 2018, total current long-term debt, net of debt issuance costs of $11.6 million and $14.2 million, respectively, consists of the following:

(in thousands)	September 30, 2019	December 31, 2018
0.375% Senior Unsecured Cash Convertible Notes due 2019	$—	$427,445
0.875% Senior Unsecured Cash Convertible Notes due 2021	282,978	279,492
0.500% Senior Unsecured Cash Convertible Notes due 2023	344,749	335,201
1.000% Senior Unsecured Cash Convertible Notes due 2024	409,333	397,793
3.19% Series A Senior Notes due October 16, 2019	72,983	72,483
3.75% Series B Senior Notes due October 16, 2022	302,740	298,691
3.90% Series C Senior Notes due October 16, 2024	26,942	26,933
German Private Placement (Schuldschein)	322,020	336,168
Total long-term debt	$1,761,745	$2,174,206
Less: current portion	72,983	503,116
Long-term portion	$1,688,762	$1,671,090
The notes are all unsecured obligations that rank pari passu.
Cash Convertible Notes due 2019, 2021, 2023 and 2024
On March 19, 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes in two tranches consisting of $430.0 million due in 2019 (2019 Notes) and $300.0 million due in 2021 (2021 Notes). The aggregate net proceeds of the 2019 Notes and 2021 Notes were $680.7 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs. Additionally, we used $372.5 million of the net proceeds to repay other debt. During the first quarter of 2019, $430.0 million of the 2019 Notes was paid at maturity and $3.4 million of the 2021 Notes was redeemed.
On September 13, 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2023 (2023 Notes). The net proceeds of the 2023 Notes were $365.6 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs paid.
On November 13, 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). The net proceeds of the 2024 Notes were $468.9 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs paid through September 30, 2019.
We refer to the 2019 Notes, 2021 Notes 2023 Notes and 2024 Notes, collectively as the “Cash Convertible Notes.”
Interest on the Cash Convertible Notes is payable semi-annually in arrears and will mature on the maturity date unless repurchased or converted with their terms prior to such date. The interest rate and corresponding maturity of each Note are summarized in the table below. The Cash Convertible Notes are solely convertible into cash in whole, but not in part, at the option of noteholders under the circumstances described below and during the contingent conversion periods as shown in the table below.

Cash Convertible Notes	Annual Interest Rate	Date of Interest Payments	Maturity Date	Contingent Conversion Period	Conversion Rate per $200,000 Principal Amount
2021 Notes	0.875%	March 19 and September 19	March 19, 2021	April 29, 2014 to September 18, 2020	7,063.1647
2023 Notes	0.500%	March 13 and September 13	September 13, 2023	October 24, 2017 to March 13, 2023	4,829.7279
2024 Notes	1.000%	May 13 and November 13	November 13, 2024	December 24, 2018 to August 2, 2024	4,360.3098
Additionally, conversion may occur at any time following a Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity date.
Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities.
Noteholders may convert of the Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Periods described above only under the following circumstances (Contingent Conversion Conditions):

•
if the last reported sale price of our common stock for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

•	if we undergo certain fundamental changes as defined in the agreement;

•
during the five-business day period immediately after any 10-consecutive trading day period in which the quoted price for the 2021 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day;

•
if parity event or trading price unavailability event, as the case maybe occurs for the 2023 Notes and 2024 Notes during the period of 10 days, including the first business day following the relevant trading price notification date.

•
if we elect to distribute assets or property to all or substantially all the holders of our common stock and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common stock for the prior 20-consecutive trading days;

•	if we elect to redeem the Cash Convertible Notes; or

•	if we experience certain customary events of default, including defaults under certain other indebtedness until such event has been cured or waived or the payment of the Notes have been accelerated.
The Contingent Conversion Conditions in the 2021 Notes, 2023 Notes and 2024 Notes noted above have been analyzed under ASC 815, Derivatives and Hedging, and, based on our analysis, we determined that each of the embedded features listed above are clearly and closely related to the 2021 Notes, 2023 Notes and 2024 Notes (i.e., the host contracts). As a result, pursuant to the accounting provisions of ASC 815, Derivatives and Hedging, these features noted above are not required to be bifurcated as separate instruments.
No Contingent Conversion Conditions were triggered for the 2021 Notes, 2023 Notes and 2024 Notes as of September 30, 2019.
Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common stock over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event.
We may redeem the Cash Convertible Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time when 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding.
Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated statements of income until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion options for the 2019 Notes and 2021 Notes was $51.2 million and $54.0 million, respectively, $74.5 million for the 2023 Notes, and $98.5 million for the 2024 Notes, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 8 "Derivatives and Hedging".
As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense using the effective interest method over the expected life of the debt, which is five years for the 2019 Notes, seven years for the 2021 Notes, and six years for the 2023 Notes and 2024 Notes. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate of the 2019 Notes, 2021 Notes, 2023 Notes and 2024 Notes is 2.937%, 3.809%, 3.997% and 4.782%, respectively, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes.
In connection with the issuance of the 2019 Notes and 2021 Notes, we incurred approximately $13.1 million in transaction costs. We incurred approximately $6.2 million in transaction costs for the 2023 Notes. For the 2024 Notes, we incurred $5.7 million transaction costs of which $0.2 million remained accrued as of September 30, 2019. Such costs have been allocated to the Cash Convertible Notes and deferred and are being amortized to interest expense over the terms of the Cash Convertible Notes using the effective interest method.
Interest expense related to the Cash Convertible Notes for the three and nine months ended September 30, 2019 and 2018 was comprised of the following:

	Three months ended
	September 30,
(in thousands)	2019	2018
Coupon interest	$2,399	$1,560
Amortization of original issuance discount	8,685	7,544
Amortization of debt issuance costs	666	841
Total interest expense related to the Cash Convertible Notes	$11,750	$9,945

	Nine months ended
	September 30,
(in thousands)	2019	2018
Coupon interest	$7,555	$4,678
Amortization of original issuance discount	28,187	22,433
Amortization of debt issuance costs	2,342	2,506
Total interest expense related to the Cash Convertible Notes	$38,084	$29,617
Cash Convertible Notes Call Spread Overlay
Concurrent with the issuance of the Cash Convertible Notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay.” The Call Options are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the Cash Convertible Notes. During 2014, we used $105.2 million of the proceeds from the issuance of the 2019 Notes and 2021 Notes to pay for the Call Options, and simultaneously received $69.4 million from the sale of the Warrants, for a net cash outlay of $35.8 million for the Call Spread Overlay.
During 2017, we used $73.7 million of the proceeds from the from the issuance of the 2023 Notes to pay for the premium for the Call Option, and simultaneously received $45.3 million from the sale of Warrants, for a net cash outlay of $28.3 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.3 million and $0.1 million respectively.
In November 2018, we used $97.3 million of the proceeds from the from the issuance of the 2024 Notes to pay for the premium for the Call Option, and simultaneously received $72.4 million from the sale of Warrants, for a net cash outlay of $24.9 million for the Call Spread Overlay. Issuance costs incurred in connection with the Warrant and the Call Option were $0.5 million and $0.5 million respectively, of which $48 thousand remained accrued as of September 30, 2019.
The Call Options are derivative financial instruments and are discussed further in Note 8 "Derivatives and Hedging". The Warrants are equity instruments and are further discussed in Note 12 "Equity".
Aside from the initial payment of a premium of $105.2 million (2019 Notes and 2021 Notes), $73.7 million (2023 Notes), and $97.3 million (2024 Notes) for the Call Options, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes.
During the first quarter of 2019, we received $133.2 million in cash upon the exercise of the call options in connection with the repayment of the 2019 Notes. In the same transaction, we paid $132.7 million for the intrinsic value of the 2019 Notes' embedded cash conversion option. Not all of the 2019 Note holders tendered the required conversion notice, and as a result the net effect of the cash paid and received of $0.5 million was recognized as a gain in other (expense) income, net.
In connection with the early conversion of a portion of the 2021 Notes during the first quarter of 2019, we received $0.4 million in cash and recorded an other receivable of $0.7 million upon the exercise of the related call options. In the same transaction, we paid $1.1 million for the intrinsic value of the 2021 Notes' embedded cash conversion option. During the second quarter of 2019, we collected the $0.7 million receivable balance and received $0.4 million in cash upon the exercise of additional call options. As a result of these early conversions, we have recognized a $0.4 million gain in other (expense) income, net.
The Warrants that were issued with our Cash Convertible Notes, could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, plus cash in lieu of any fractional shares. We will not receive any proceeds if the Warrants are exercised.

Private Placement
In October 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73.0 million 7-year term due in 2019 (3.19%); (2) $300.0 million 10-year term due in 2022 (3.75%); and (3) $27.0 million 12-year term due in 2024 (3.90%). We paid $2.1 million in debt issuance costs which will be amortized through interest expense using the effective interest method over the lifetime of the notes. The note purchase agreement contains certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at September 30, 2019. During 2014, we entered into interest rate swaps, which effectively fixed the fair value of $200.0 million of this debt and qualify for hedge accounting as fair value hedges as described in Note 8 "Derivatives and Hedging".
German Private Placement (Schuldschein)
In 2017, we completed a German private placement bond ("Schuldschein") which was issued in several tranches totaling $331.1 million due in various periods through 2027. The Schuldschein consists of U.S. dollar and Euro denominated tranches. The Euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 8 "Derivatives and Hedging". Based on the spot rate method, the change in the carrying value of the Euro denominated tranches attributed to the net investment hedge as of September 30, 2019 totaled $8.4 million of unrealized gain and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes. A summary of the tranches as of September 30, 2019 and December 31, 2018 is as follows:

				Carrying Value (in thousands) as of
Currency	Notional Amount	Interest Rate	Maturity	September 30, 2019	December 31, 2018
EUR	€11.5 million	Fixed 0.4%	March 2021	$12,505	$13,143
EUR	€23.0 million	Floating EURIBOR + 0.4%	March 2021	25,010	26,286
EUR	€21.5 million	Fixed 0.68%	October 2022	23,365	24,561
EUR	€64.5 million	Floating EURIBOR + 0.5%	October 2022	70,095	73,684
USD	$45.0 million	Floating LIBOR + 1.2%	October 2022	44,912	44,891
EUR	€25.0 million	Floating EURIBOR + 0.5%	October 2022	27,179	28,543
EUR	€64.0 million	Fixed 1.09%	June 2024	69,528	73,097
EUR	€31.0 million	Floating EURIBOR + 0.7%	June 2024	33,678	35,406
EUR	€14.5 million	Fixed 1.61%	June 2027	15,748	16,557
				$322,020	$336,168
The financial markets regulators in the United Kingdom and the Eurozone have passed regulations that will become effective in 2021 under which LIBOR and EURIBOR in their current form will not be compliant. Market participants and regulators are working on establishing new interest rate benchmarks. While the outcome of this work is not clear yet, the Schuldschein, our syndicated loan facility, and our interest rate swaps continue to make reference to the current LIBOR and EURIBOR benchmark rates. These agreements contain language for the determination of interest rates in case the benchmark rate is not available. However, it appears likely that the agreements will need to be adjusted in line with still to be developed market practice once new benchmark rates become available.

8.	Derivatives and Hedging
Objective and Strategy
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of September 30, 2019, cash collateral positions consisted of $5.2 million recorded in accrued and other current liabilities and $3.9 million recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets. As of December 31, 2018, we had cash collateral positions consisting of $1.0 million recorded in accrued and other current liabilities and $25.4 million recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets.
Non-Derivative Hedging Instrument
Net Investment Hedge
In 2017, we entered into a foreign currency non-derivative hedging instrument that is designated and qualifies as net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the Euro and the functional currency of the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond ("Schuldschein") which was issued in the total amount of $331.1 million as described in Note 7 "Debt". Of the $331.1 million, which is held in both U.S. dollars and Euros, €255.0 million is designated as the hedging instrument against a portion of our Euro net investments in our foreign operations. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within other accumulated comprehensive loss. Based on the spot rate method, the unrealized gain recorded in equity was $8.4 million as of September 30, 2019 and an unrealized loss in equity of $5.9 million as of December 31, 2018. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of September 30, 2019 and December 31, 2018.
Derivatives Designated as Hedging Instruments
Cash Flow Hedges
As of September 30, 2019 and December 31, 2018, we held derivative instruments that are designated and qualify as cash flow hedges, where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2019 and in 2018, we did not record any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of September 30, 2019, we expect approximately $4.0 million of derivative losses included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the condensed consolidated statements of cash flows in the same category as the condensed consolidated balance sheets account of the underlying item.
We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. During 2015, we entered into five cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. We determined that no ineffectiveness exists related to these swaps. As of September 30, 2019 and December 31, 2018, interest receivables of $0.5 million and $1.4 million, respectively are recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets.
Fair Value Hedges
As of September 30, 2019 and December 31, 2018, we held derivative instruments that qualify for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This effect on earnings is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. In 2019 and in 2018, there was no ineffectiveness. The cash flows derived from derivatives are classified in the condensed consolidated statements of cash flows in the same category as the condensed consolidated balance sheets account of the underlying item.
We hold interest rate swaps which effectively fix the fair value of $200.0 million of our fixed rate private placement debt and qualify for hedge accounting as fair value hedges. We determined that no ineffectiveness exists related to these swaps. As of September 30, 2019, an interest receivable of $1.0 million is recorded in prepaid and other current assets, and as of December 31, 2018, accrued and unpaid interest of $0.1 million is recorded in accrued and other current liabilities in the accompanying condensed consolidated balance sheets.
Derivatives Not Designated as Hedging Instruments
Call Options
We entered into Call Options which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes and which are more fully described in Note 7 "Debt". In these transactions, the Call Options are intended to address the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes.
Aside from the initial payment of premiums for the Call Options, we will not be required to make any cash payments under the Call Options. We will, however, be entitled to receive under the terms of the Call Options, an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes.

The Call Options, for which our common stock is the underlying security, are derivative assets that requires mark-to-market accounting treatment due to the cash settlement features until the Call Options settle or expire. The Call Options are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the Call Options, refer to Note 9 "Financial Instruments and Fair Value Measurements".
The Call Options do not qualify for hedge accounting treatment. Therefore, the change in fair value of these instruments is recognized immediately in our condensed consolidated statements of income in other (expense) income, net. Because the terms of the Call Options are substantially similar to those of the Cash Convertible Notes' embedded cash conversion option, discussed below, we expect the effect on earnings from the two derivative instruments to mostly offset each other.
Cash Convertible Notes Embedded Cash Conversion Option
The embedded cash conversion option within the Cash Convertible Notes discussed in Note 7 "Debt" is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our condensed consolidated statements of income in other (expense) income, net until the cash conversion option settles or expires. The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 9 "Financial Instruments and Fair Value Measurements".
Embedded Conversion Option
During 2017, we purchased a convertible note for $3.0 million from a publicly listed company considered a related party. The embedded conversion option within the convertible note is required to be separated from the convertible note and accounted for separately as a derivative liability, with changes in fair value reported in our condensed consolidated statements of income in other (expense) income, net. The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. For further discussion of the inputs used to determine the fair value of the embedded cash conversion option, refer to Note 9 "Financial Instruments and Fair Value Measurements".
Foreign Currency Derivatives
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
We are party to various foreign exchange forward, option and swap arrangements which had, at September 30, 2019 and December 31, 2018, aggregate notional values of $345.8 million and $792.7 million, respectively which expire at various dates through December 2019. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other (expense) income, net.
Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments reported in the condensed consolidated balance sheets as of September 30, 2019 and December 31, 2018:

	As of September 30, 2019		As of December 31, 2018
(in thousands)	Current Asset	Long-Term Asset	Current Asset	Long-Term Asset
Assets:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge (1)	$—	$45	$—	$—
Interest rate contracts - fair value hedge (1)	—	3,213	—	—
Total derivative instruments designated as hedges	$—	$3,258	$—	$—

Undesignated derivative instruments
Embedded conversion option	$—	$—	$—	$349
Call options	—	187,948	100,081	295,014
Foreign exchange contracts	5,144	—	2,673	—
Total undesignated derivative instruments	$5,144	$187,948	$102,754	$295,363
Total Derivative Assets	$5,144	$191,206	$102,754	$295,363

	As of September 30, 2019		As of December 31, 2018
(in thousands)	Current Liability	Long-Term Liability	Current Liability	Long-Term Liability
Liabilities:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge (1)	$—	$(73)	$—	$(17,574)
Interest rate contracts - fair value hedge (1)	(13)	—	(473)	(721)
Total derivative instruments designated as hedges	$(13)	$(73)	$(473)	$(18,295)

Undesignated derivative instruments
Cash convertible notes embedded conversion option	$—	$(189,367)	$(100,164)	$(299,098)
Foreign exchange contracts	(3,170)	—	(5,957)	—
Total undesignated derivative instruments	$(3,170)	$(189,367)	$(106,121)	$(299,098)
Total Derivative Liabilities	$(3,183)	$(189,440)	$(106,594)	$(317,393)
_________________
(1) The fair value amounts for the interest rate contracts do not include accrued interest.
Gains and Losses on Derivative Instruments
The following tables summarize the gains and losses on derivative instruments for the three- and nine-month periods ended September 30, 2019 and 2018:

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
(in thousands)	Other (expense) income, net	Other (expense) income, net	Other (expense) income, net	Other (expense) income, net
Total amounts presented in the Condensed Consolidated Statements of (Loss) Income in which the effects of cash flow and fair value hedges are recorded	$(6,961)	$6,116	$(2,642)	$11,019

Gains (Losses) on Derivatives in Cash Flow Hedges
Interest rate contracts
Amount of (loss) gain reclassified from accumulated other comprehensive income	$(8,838)	$(1,476)	$(10,098)	$(7,506)
Amounts excluded from effectiveness testing	—	—	—	—

Gains (Losses) on Derivatives in Fair Value Hedges
Interest rate contracts
Hedged item	(628)	670	(4,394)	4,661
Derivatives designated as hedging instruments	628	(670)	4,394	(4,661)

Gains (Losses) Derivatives Not Designated as Hedging Instruments
Embedded conversion option	—	905	(349)	1,339
Call options	(143,270)	5,789	(207,148)	213,420
Cash convertible notes embedded cash conversion option	144,160	(4,942)	209,895	(214,644)
Foreign exchange contracts	(551)	(1,219)	(1,740)	(15,261)

Total losses	$(8,499)	$(943)	$(9,440)	$(22,652)

Balance Sheet Line Items in which the Hedged Item is Included
The following tables summarizes the balance sheet line items in which the hedged item is included as of September 30, 2019 and December 31, 2018:

	Carrying Amount of the Hedged Assets (Liabilities)		Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of Hedged Assets (Liabilities)
(in thousands)	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Current portion of long-term debt	$(72,983)	$(72,483)	$(13)	$(473)
Long-term debt	$(130,013)	$(126,030)	$3,213	$(721)

9.	Financial Instruments and Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
Level 1. Observable inputs, such as quoted prices in active markets;
Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
Our assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy, marketable securities discussed in Note 5 "Investments", which are classified in Level 1, derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 7 "Debt", which are classified in Level 2 of the fair value hierarchy, and contingent consideration accruals which are classified in Level 3 of the fair value hierarchy, and are shown in the tables below. There were no transfers between levels during the nine month period ending September 30, 2019.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, considering the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset and the embedded conversion option liability. See Note 7 "Debt" and Note 8 "Derivatives and Hedging" for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.
Our Level 3 instruments include non-marketable equity security investments for which we estimate the value based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs. These investments are carried at fair value or under the measurement alternative. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.
Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 2.4% and 6.9%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the condensed consolidated statements of income in the line items commensurate with the underlying nature of milestone arrangements.
The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis:

	As of September 30, 2019				As of December 31, 2018
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$—	$98,325	$—	$98,325	$350	$234,256	$—	$234,606
Marketable equity securities	1,174	—	—	1,174	2,117	—	—	2,117
Non-marketable equity securities	—	—	63,858	63,858	—	—	59,484	59,484
Call option	—	187,948	—	187,948	—	395,095	—	395,095
Foreign exchange contracts	—	5,144	—	5,144	—	2,673	—	2,673
Embedded conversion option	—	—	—	—	—	349	—	349
Interest rate contracts	—	3,258	—	3,258	—	—	—	—
	$1,174	$294,675	$63,858	$359,707	$2,467	$632,373	$59,484	$694,324
Liabilities:
Foreign exchange contracts	$—	$(3,170)	$—	$(3,170)	$—	$(5,957)	$—	$(5,957)
Interest rate contracts	—	(86)	—	(86)	—	(18,768)	—	(18,768)
Cash conversion option	—	(189,367)	—	(189,367)	—	(399,262)	—	(399,262)
Contingent consideration	—	—	(161,382)	(161,382)	—	—	(48,971)	(48,971)
	$—	$(192,623)	$(161,382)	$(354,005)	$—	$(423,987)	$(48,971)	$(472,958)
Refer to Note 5 "Investments" for the change in non-marketable equity securities with Level 3 inputs during the nine-month period ended September 30, 2019 and 2018. For contingent consideration liabilities with Level 3 inputs, the following table summarizes the activity for the nine-month period ended September 30, 2019:

(in thousands)	2019
Balance at beginning of year	$(48,971)
Additions from acquisitions, net	(131,644)
Payments	11,800
Gain included in earnings	7,433
Balance at end of period	$(161,382)
As of September 30, 2019, of the total $161.4 million accrued for contingent consideration, $141.7 million is included in accrued and other current liabilities and $19.7 million is included in other long-term liabilities in the accompanying condensed consolidated balance sheet. For the nine-month period ended September 30, 2019, the $131.6 million of additions is primarily related to the asset acquisition of Formulatrix discussed in Note 3 "Acquisitions and Divestitures".
The carrying values of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of long-term debt as disclosed in Note 7 "Debt" was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future.
The table below presents the carrying values and the estimated fair values of financial instruments not presented in the tables above.

	As of September 30, 2019			As of December 31, 2018
(in thousands)	Carrying Amount	Level 1	Level 2	Carrying Amount	Level 1	Level 2
Long-term debt including current portion:
Cash convertible notes	$1,037,060	$1,298,861	$—	$1,439,931	$1,794,000	$—
U.S. private placement	402,665	—	403,826	398,107	—	391,700
German private placement	322,020	—	327,053	336,168	—	337,768
	$1,761,745	$1,298,861	$730,879	$2,174,206	$1,794,000	$729,468
The fair values of the financial instruments presented in the tables above were determined as follows:

Cash Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Cash Convertible Notes due in 2021, 2023 and 2024.
U.S. Private Placement: Fair value of the outstanding bonds is based on an estimation using the changes in the U.S. Treasury rates.
German Private Placement: Fair value is based on an estimation using changes in the euro swap rates.
The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. There were no adjustments in the three- and nine-month periods ended September 30, 2019 and 2018 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis, other than the equity method investment impairment discussed in Note 5, Investments.

10.	Income Taxes
The quarterly provision for income taxes is based upon the estimated annual effective tax rates for the year, applied to the current period ordinary income before tax plus the tax effect of any discrete items. Our operating subsidiaries are exposed to effective tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Following the restructuring in the third quarter of 2019 as discussed in Note 4 "Restructuring and Impairments", the year-to-date pre-tax book loss exceeds the full-year forecasted pre-tax book loss. ASC 740, Income Taxes, modifies the estimated annual effective tax rate approach and as a result, the tax benefit to be recognized is limited. In the third quarters of 2019 and 2018, our effective tax rates were 29.2% and 16.5%, respectively. In the nine-month periods ended September 30, 2019 and September 30, 2018, the effective tax rates were 41.1% and 17.7%, respectively. The effective tax rate for the third quarter of 2019 was higher compared to the third quarter of 2018 primarily due to the restructuring charges. Additionally, in 2019 and 2018, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg, Ireland and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, rules, rulings, and exemptions in these jurisdictions. In particular, intercompany foreign royalty income in Germany is statutorily exempt from trade tax. Further, we have intercompany financing arrangements through Luxembourg and Ireland in which the intercompany income is partially exempt.

We assess uncertain tax positions in accordance with ASC 740 (ASC 740-10 Accounting for Uncertainties in Tax). At September 30, 2019, our gross unrecognized tax benefits totaled approximately $38.1 million which, if recognized, would favorably impact our effective tax rate in the periods in which they are recognized. It is reasonably possible that approximately $21.4 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statutes of limitations or settlements with tax authorities. However, various events could cause our current expectations to change in the future. While we believe our allowance for all income tax contingencies are adequate, the final resolution of these issues, if unfavorable, could have a material impact on the consolidated financial statements. We cannot reasonably estimate the range of the potential outcomes of these matters.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the Netherlands are potentially open back to 2006 for income tax examinations by tax authorities. The U.S. consolidated group is open to Federal and most state income tax examinations by the tax authorities beginning with the year ending December 31, 2015 through the current period. Our subsidiaries, with few exceptions, are no longer open to income tax examinations by tax authorities for years before 2014. The German tax authorities have commenced an audit for the 2014-2016 tax years.
As of September 30, 2019, residual Netherlands income taxes have not been provided on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free under the Dutch participation exemption.

11.	Inventories
The components of inventories consist of the following as of September 30, 2019 and December 31, 2018:

(in thousands)	September 30, 2019	December 31, 2018
Raw materials	$25,154	$25,819
Work in process	38,473	38,659
Finished goods	104,639	98,434
Total inventories, net	$168,266	$162,912
During the three months ended September 30, 2019 inventory write-offs related to the restructuring activities discussed in Note 4 "Restructuring and Impairments" totaled $10.9 million.

12.	Equity
Issuance and Conversion of Warrants
In connection with the issuance of the Cash Convertible Notes as described in Note 7 "Debt", we issued Warrants as summarized in the table below. The number of warrants and exercise prices are subject to customary adjustments under certain circumstances. The proceeds, net of issuance costs, from the sale of the Warrants are included as additional paid in capital in the accompanying consolidated balance sheets.

Cash convertible notes	Issued on	Number of share warrants (in millions)	Exercise price per share	Proceeds from issuance of warrants, net of issuance costs (in millions)	Warrants expire over a period of 50 trading days beginning on
2019	March 19, 2014	15.2	$32.0560	$40.6	December 27, 2018
2021	March 19, 2014	10.6	$32.0560	$28.3	December 29, 2020
2023	September 13, 2017	9.7	$50.9664	$45.3	June 26, 2023
2024	November 13, 2018	10.9	$52.1639	$72.4	August 27, 2024
The Warrants are exercisable only upon expiration. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, divided by the settlement price, plus cash in lieu of any fractional shares. The Warrants could separately have a dilutive effect on shares of our common stock to the extent that the market value per share of our common stock exceeds the applicable exercise price of the Warrants (as measured under the terms of the Warrants).
During 2019, 2.1 million common shares were issued in connection with the conversion of the 15.2 million warrants related to the 2019 Notes which resulted in a $31.1 million decrease to additional paid in capital, a $37.7 million decrease in retained earnings, a decrease of $68.8 million in treasury shares and an approximately $4.0 thousand cash payment for fractional shares.
Share Repurchase Programs
On May 6, 2019, we announced our sixth share repurchase program of up to $100 million of our common shares.
On January 31, 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. During the nine-month period ended September 30, 2019, we repurchased 2.0 million QIAGEN shares for $74.5 million (including transaction costs), respectively, bringing the total shares repurchased under this program to 4.9 million for $179.1 million (including transaction costs).
The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments, warrants and employee share-based remuneration plans.
Accumulated Other Comprehensive Loss
The following table is a summary of the components of accumulated other comprehensive loss as of September 30, 2019 and December 31, 2018:

(in thousands)	September 30, 2019	December 31, 2018
Net unrealized gain (loss) on hedging contracts, net of tax	$4,410	$(15,453)
Net unrealized loss on pension, net of tax	(124)	(124)
Foreign currency effects from intercompany long-term investment transactions, net of tax of $9.5 million and $9.3 million in 2019 and 2018, respectively	(22,039)	(21,662)
Foreign currency translation adjustments	(335,363)	(273,405)
Accumulated other comprehensive loss	$(353,116)	$(310,644)

13. Revenue
Contract Estimates
The majority of our revenue is derived from contracts (i) with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount in which we have the right to invoice as product is delivered. We have elected the practical expedient not to disclose the value of remaining performance obligations associated with these types of contracts.
However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of September 30, 2019, we had $22.6 million of remaining performance obligations for which the transaction price is not constrained related to these contracts which we expect to recognize over the next 12 to 18 months.
Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, is not material.
Contract Balances
The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the condensed consolidated balance sheet.
Contract assets as of September 30, 2019 and December 31, 2018 totaled $7.7 million and $6.9 million, respectively, and are included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet and relate to the companion diagnostic co-development contracts discussed above.
Contract liabilities primarily relate to non-cancellable advances or deposits received from customers before revenue is recognized and is primarily related to instrument service and software subscription revenue. As of September 30, 2019 and December 31, 2018, contract liabilities totaled $50.7 million and $54.3 million, respectively, of which $43.9 million and $45.3 million is included in accrued and other current liabilities, respectively, and $6.8 million and $9.0 million in included in other long-term liabilities, respectively. During the three and nine months ended September 30, 2019 and 2018, we satisfied the associated performance obligations and recognized revenue of $8.9 million and $42.8 million, and $10.2 million and $42.4 million, respectively, related to advance customer payments previously received.
Disaggregation of Revenue
We disaggregate our revenue based on product categories and customer class and geographically as shown in the tables below:

	Three Months Ended September 30, 2019			Three Months Ended September 30, 2018
(in thousands)	Consumables and related	Instruments	Total	Consumables and related	Instruments	Total
Molecular Diagnostics	$166,881	$16,344	$183,225	$167,507	$21,535	$189,042
Life Sciences	175,227	24,234	199,461	163,969	24,900	188,869
Academia / Applied Testing	106,289	15,980	122,269	100,282	17,461	117,743
Pharma	68,938	8,254	77,192	63,687	7,439	71,126
Total	$342,108	$40,578	$382,686	$331,476	$46,435	$377,911

	Nine Months Ended September 30, 2019			Nine Months Ended September 30, 2018
(in thousands)	Consumables and related	Instruments	Total	Consumables and related	Instruments	Total
Molecular Diagnostics	$487,662	$51,619	$539,281	$480,324	$57,035	$537,359
Life Sciences	502,186	71,485	573,671	490,958	70,358	561,316
Academia / Applied Testing	301,066	48,597	349,663	297,064	48,019	345,083
Pharma	201,120	22,888	224,008	193,894	22,339	216,233
Total	$989,848	$123,104	$1,112,952	$971,282	$127,393	$1,098,675

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2019	2018	2019	2018
Americas	$192,194	$185,717	$542,433	$524,387
Europe, Middle East and Africa	114,278	111,006	341,196	347,161
Asia Pacific and Rest of World	76,214	81,188	229,323	227,127
Total	$382,686	$377,911	$1,112,952	$1,098,675

14.	Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and additionally in July 2018, the ASU 2018-11, Leases (Topic 842) Targeted Improvements, which supersedes ASC Topic 840, Leases. The new standard increases transparency and comparability by requiring the recognition be lessees of right-of-use (“ROU”) assets and lease liabilities on the balance sheet for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases.
Accounting Policies
We adopted Topic 842 Leases on its effective date in January 1, 2019 and the comparative information has not been adjusted and continues to be reported under ASC Topic 840 Leases. As a result, we changed our accounting policy for leases as detailed below.
We implemented the standard using the required modified retrospective approach and have also elected to utilize the package of practical expedients, which permits us to not reassess (1) whether any expired or existing contracts are or contain leases, (2) the lease classification for any expired or existing leases, and (3) any initial direct costs for any existing leases as of the effective date. We also elected the practical expedient to use hindsight in determining the appropriate lease term and in assessing impairment of its right-of-use assets. In using the modified retrospective approach, we are required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented.
Adoption of the new standard resulted in the recording of additional net lease assets and lease liabilities of approximately $57.4 million and $57.7 million, respectively as of January 1, 2019. The difference between the additional lease assets and lease liabilities was recorded as a $0.3 million adjustment to retained earnings. The standard did not materially impact our condensed consolidated income statements and had no impact on cash flows.
Nature of Existing Leases
We have operating and finance leases for equipment, cars, machinery, other equipment, office space and buildings. Our leases have remaining lease terms of one year to 10 years, some of which include options to extend or early renew the leases, and some of which include options to early terminate the leases. As of September 30, 2019, no such options have been recognized as part of the right-of-use assets and lease liabilities.
Operating leases can contain variable lease charges based on an index like consumer prices or rates. During the three and nine months ended September 30, 2019, amounts recorded as variable lease payments not included in the operating lease liability were not material.
As we regularly cannot readily determine the interest rate implicit in the operating lease contracts, we apply our incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable.
Supplemental balance sheet and other information related to leases was as follows:

(in thousands, except lease term and discount rate)	Location in balance sheet	September 30, 2019

Operating lease right-of-use assets	Other long-term assets	$61,098
Current operating lease liabilities	Accrued and other current liabilities	$19,164
Long-term operating lease liabilities	Other long-term liabilities	$42,092

Weighted Average Remaining Lease Term operating leases (in years)		3.97
Weighted Average Discount Rate operating leases		2.68%

The components of lease expense were as follows:

	For the Three Months Ended September 30,	For the Nine Months Ended September 30,
(in thousands)	2019	2019
Operating lease cost	$5,861	$18,027

Supplemental cash flow information related to leases was as follows:

For the Nine Months Ended September 30,
(in thousands)	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(18,291)

Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$20,135
Maturities of lease liabilities were as follows:

(in thousands)	Operating Leases
2020	$20,500
2021	16,651
2022	12,316
2023	7,330
2024	4,463
Thereafter	3,400
Total lease payments	64,660
Less imputed interest	(3,404)
Total	$61,256
We did not hold any material finance leases as of September 30, 2019 or January 1, 2019. As of September 30, 2019, we do not have material operating leases that have not yet commenced.

15.	Earnings per Common Share
We present basic and diluted earnings per share. Basic earnings per share is calculated by dividing the net (loss) income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised. Due to the net loss for the three- and nine-month periods ended September 30, 2019, stock options and restricted stock units representing approximately 4.3 million weighted-average shares of common stock and warrants representing 1.2 million and 2.0 million shares of common stock, respectively, were excluded from the computation of diluted net loss because the impact would have been antidilutive.
The following table for the three- and nine-month periods ended September 30, 2019 and 2018 summarizes the information used to compute (loss) earnings per common share:

	Three months ended
	September 30,
(in thousands, except per share data)	2019	2018
Net (loss) income	$(160,635)	$60,320

Weighted average number of common shares used to compute basic net income per common share	226,520	226,623
Dilutive effect of stock options and restricted stock units	—	4,684
Dilutive effect of outstanding warrants	—	3,844
Weighted average number of common shares used to compute diluted net income per common share	226,520	235,151
Outstanding options and awards having no dilutive effect, not included in above calculation	193	—
Outstanding warrants having no dilutive effect, not included in above calculation	29,922	31,572

Basic (loss) earnings per common share	$(0.71)	$0.27
Diluted (loss) earnings per common share	$(0.71)	$0.26

	Nine months ended
	September 30,
(in thousands, except per share data)	2019	2018
Net (loss) income	$(86,388)	$129,430

Weighted average number of common shares used to compute basic net income per common share	226,447	226,939
Dilutive effect of stock options and restricted stock units	—	4,674
Dilutive effect of outstanding warrants	—	2,210
Weighted average number of common shares used to compute diluted net income per common share	226,447	233,823
Outstanding options and awards having no dilutive effect, not included in above calculation	140	148
Outstanding warrants having no dilutive effect, not included in above calculation	34,064	33,206

Basic (loss) earnings per common share	$(0.38)	$0.57
Diluted (loss) earnings per common share	$(0.38)	$0.55

16.	Commitments and Contingencies
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions including business combinations and asset acquisitions as well as other contractual arrangements, we could be required to make additional contingent cash payments totaling up to $179.4 million based on the achievement of certain revenue and operating results milestones as follows: $152.8 million in 2020, $17.7 million in 2021, $5.9 million in 2023 and $3.0 million, payable in any 12-month period from now until 2028 based on the accomplishment of certain revenue or other milestones, regulatory approvals or clearances. Of the $152.8 million potentially due in 2020, $135.9 million is related to the asset acquisition of assets from Formulatrix, Inc. as discussed further in Note 3 "Acquisitions and Divestitures". The fair value of the contingent obligation at September 30, 2019 is $161.4 million, of which $141.7 million is included in accrued and other current liabilities and $19.7 million is included in other long-term liabilities in the accompanying consolidated balance sheet. This is further discussed in Note 9 "Financial Instruments and Fair Value Measurements".
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. From time to time, we also make other warranties to customers, including warranties that our products are manufactured in accordance with applicable laws and not in violation of third-party rights. We provide for estimated warranty costs at the time of the product sale. We believe our warranty reserves of $2.8 million as of both September 30, 2019 and December 31, 2018, appropriately reflect the estimated cost of such warranty obligations.
Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of September 30, 2019, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or our subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated.
Litigation accruals recorded in accrued and other current liabilities totaled $0.6 million as of September 30, 2019 and $6.0 million as of December 31, 2018. The estimated amount of a range of possible losses as of September 30, 2019, is between $0.3 million and $2.0 million. During the nine-month period ended September 30, 2019, payments of $5.4 million related to previous matters were made. Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations above the amounts accrued. However, the outcome of these matters is ultimately uncertain, thus any settlements or judgments against us in excess of management's expectations could have a material adverse effect on our financial position, results of operations or cash flows.

17.	Share-Based Compensation
Stock Units
Stock units represent rights to receive our common shares at a future date and include restricted stock units which are subject to time-based vesting only and performance stock units which include performance conditions in addition to time-based vesting. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by use as a reduction to treasury shares.
During the three- and nine-month periods ended September 30, 2019, we granted 13.0 thousand and 1.4 million stock awards compared to 18.0 thousand and 1.3 million stock awards granted for the three- and nine-month periods ended September 30, 2018.
At September 30, 2019, there was $64.5 million remaining in unrecognized compensation expense, less estimated forfeitures, related to these awards which will be recognized over a weighted-average period of 2.75 years.
Share-Based Compensation Expense
Total share-based compensation expense for the three- and nine-month periods ended September 30, 2019 and 2018 is comprised of the following:

	Three months ended
	September 30,
Compensation Expense (in thousands)	2019	2018
Cost of sales	$643	$576
Research and development	1,385	1,910
Sales and marketing	579	2,807
General and administrative	6,729	6,044
Restructuring, acquisition, integration and other, net	25,452	—
Share-based compensation expense before taxes	34,788	11,337
Less: income tax benefit	5,539	2,522
Net share-based compensation expense	$29,249	$8,815

	Nine months ended
	September 30,
Compensation Expense (in thousands)	2019	2018
Cost of sales	$2,202	$2,124
Research and development	4,137	4,828
Sales and marketing	5,895	7,377
General and administrative	20,312	16,281
Restructuring, acquisition, integration and other, net	25,452	—
Share-based compensation expense before taxes	57,998	30,610
Less: income tax benefit	10,278	6,629
Net share-based compensation expense	$47,720	$23,981
In the three and nine months ended September 30, 2019, Restructuring, acquisition, integration and other, net includes expense from accelerated vesting related to the restructuring activities discussed in Note 4 "Restructuring and Impairments".
No compensation cost was capitalized at September 30, 2019 or September 30, 2018 as the amounts were not material.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” below.
Forward-looking and Cautionary Statements
This report contains forward-looking statements that are subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into and maintain collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed in Part 1, Item 3 "Key Information" of our Annual Report on Form 20-F for the year ended December 31, 2018 and under the heading "Risk Factors" below.
Results of Operations
Overview
We are a leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies make these biomolecules visible and ready for analysis, such as identifying the DNA of a virus or a mutation of a gene. Bioinformatics solutions integrate software and cloud-based resources to interpret increasing volumes of biological data and report relevant, actionable insights. Our automation solutions tie these together in seamless and cost-effective molecular testing workflows.
We sell our products - consumables, automated instrumentation systems using those technologies, and bioinformatics to analyze and interpret the data - to two major customer classes:

•
Molecular Diagnostics - healthcare providers engaged in many aspects of patient care requiring accurate diagnosis and insights to guide treatment decisions in oncology, infectious diseases and immune monitoring. Includes Precision Medicine and companion diagnostics.

•
Life Sciences - customers including government, biotechnology companies and researchers who utilize molecular testing and technologies who are generally served by public funding including areas such as medicine and clinical development efforts, forensics and exploring the secrets of life. Includes Pharma, Academia and Applied Testing customers.

We market products in more than 130 countries, mainly through subsidiaries in markets we believe have the greatest sales potential in

Europe, Asia, the Americas and Australia. We also work with specialized independent distributors and importers. As of September 30, 2019, we employed approximately 5,200 people in more than 35 locations worldwide.
Sample to Insight portfolio update
QIAGEN is focused on growth opportunities for its Sample to Insight portfolio across the continuum of molecular testing from basic research to clinical healthcare. Among recent developments:

•
QuantiFERON-TB sales grew at a double-digit rate in the third quarter and the first nine months of 2019. Growth is being driven by continued adoption of the fourth-generation QuantiFERON-TB Gold Plus (QFT-Plus) test for latent tuberculosis (TB) infection. A decision on the U.S. regulatory submission for the use of QFT-Plus on DiaSorin’s LIAISON platforms is now expected by the end of 2019 (previously summer 2019) following the submission of additional data requested by the U.S. Food and Drug Administration (FDA). QFT-Plus was added in October 2019 to the catalog of the Global Drug Facility (GDF), a global supply initiative from STOP-TB that is the largest provider to the public sector of WHO-recommended TB medicines, diagnostics and laboratory supplies. The GDF makes the test available in low-resource regions with support from centralized labs. The listing opens a new channel to reach countries with a high TB incidence, in particular areas where QIAGEN has no direct commercial presence.

•
Next-generation sequencing product sales are on track to achieve the 2019 goal for more than $180 million compared to over $140 million in 2018. Key drivers have been demand for universal NGS technologies and NGS-related bioinformatics for use with any sequencer, which represent the vast majority of these sales, as well as growth in consumables for use on the GeneReader NGS System.

•
A total of 800 placements have now been activated for the QIAstat-Dx system, and $11 million of sales in the first nine months of 2019 (vs. target of $15 million). QIAGEN has delayed launch of a new meningitis panel in Europe and a new gastrointestinal panel in the U.S. until the first half of 2020.

•
Placements of the QIAsymphony system are on track to achieve QIAGEN’s goal for more than 2,500 cumulative placements by the end of 2019, supporting double-digit CER growth in related consumables in the third quarter of 2019 over the year-ago period.

•	Rollout of the new QIAcube Connect low-throughput sample processing instrument has reached more than 430 placements, with strong demand among customers in the Life Sciences.

•
An enhanced version of the GeneGlobe Design & Analytics Hub (www.geneglobe.qiagen.com) was launched in September to support Life Science researchers with experiment planning, execution and follow-up, in particular recommendations on QIAGEN products that would be useful for their work. It integrates QIAGEN’s curated knowledge base of over 10,000 biological entities with a portfolio of tools for NGS, PCR (polymerase chain reaction) and functional analysis.

Strategic partnership with Illumina in NGS clinical decision-making
In October, QIAGEN and Illumina, Inc. announced a 15-year partnership to broaden the global availability and use of NGS-based in vitro diagnostic (IVD) kits to deliver insights for clinical decision-making, including companion diagnostics for precision medicine.
The agreement grants QIAGEN non-exclusive rights to develop and globally commercialize companion diagnostics and other IVD kits to be used with Illumina’s MiSeq™ Dx and NextSeq™ 550Dx Systems. It also includes rights for expansion of the partnership on future Illumina diagnostic systems. The partners are also exploring ways for QIAGEN to develop and market companion diagnostics based on Illumina’s TruSight Oncology (TSO) assays, which enable comprehensive genomic profiling of tumor samples for immunotherapies. Illumina and QIAGEN will cooperate to commercialize a menu of clinically validated workflows that combine QIAGEN’s proprietary content and bioinformatics solutions.
The partnership will initially focus on commercializing oncology IVD kits to support patient management and may expand in the future to include additional clinical diagnostic fields such as cardiology, hereditary diseases, infectious diseases, inflammatory and autoimmune diseases.
QIAGEN expects the first revenues from this partnership to be generated during 2020 through NGS-related companion diagnostic co-development project revenues from pharma and biotech partners. The first sales of consumables kits are expected to occur in about 2022-2023.
NGS portfolio orientation and measures to prioritize resource allocation
Also in October, QIAGEN announced a reorientation for its NGS-related activities that focuses development activities on maximizing the new Illumina partnership for IVD solutions, as well as expanding QIAGEN’s offering of universal NGS consumables solutions for use with any sequencer. QIAGEN intends to continue supporting and servicing customers of the GeneReader NGS System, which is commercialized worldwide as a complete system for the processing of smaller targeted gene panels. However, QIAGEN has discontinued development for new NGS instruments. Additionally, QIAGEN intends to complete a set of initiatives by the end of 2019 to shift its Global Operations organization to a regional manufacturing structure and to expand the scope of activities at QIAGEN Business Services (QBS) centers in Wroclaw, Poland, and Manila, Philippines. QIAGEN currently anticipates a further pre-tax charge of about $12-17 million to be taken in the fourth quarter of 2019 for these measures, and intends to reallocate the freed-up resources to growth opportunities in its portfolio.

Three- and Nine- Month Periods Ended September 30, 2019 compared to Three- and Nine- Month Periods Ended September 30, 2018
Net Sales
In the third quarter of 2019, net sales grew 1% to $382.7 million compared to $377.9 million in the third quarter of 2018, and was negatively impacted by two percentage points from adverse currency movements against the U.S. dollar. We experienced increases across consumables and related revenues (+3% / 89% of sales) due to strong sales of the QuantiFERON-TB test as well as gains within the Life Sciences customer classes. This more than outweighed decreases across the instruments portfolio (-13% / 11% of sales) including lower sales of platforms for assay technologies and GeneReader NGS Systems despite higher sales of the QIAcube Connect, QIASymphony and QIAstat-Dx systems. Net sales grew 1% in the first nine months of 2019 to $1.11 billion from $1.10 billion in the year-ago period, taking into account approximately three percentage points from adverse currency movements against the U.S. dollar.

	Third quarter 2019			First nine months 2019
Net sales by product category and customer class (in millions)	Sales	% change	% of sales	Sales	% change	% of sales
Consumables and related revenues	$342	+3%	89%	$990	+2%	89%
Instruments	$41	-13%	11%	$123	-3%	11%

Molecular Diagnostics (1)	$183	-3%	48%	$539	0%	48%
Life Sciences	$199	+6%	52%	$574	+2%	52%
Academia / Applied Testing	$122	+4%	32%	$350	+1%	32%
Pharma	$77	+9%	20%	$224	+4%	20%
(1) Includes companion diagnostic co-development revenues (Q3 2019: $11 million, -37% and 9M 2019: $33 million, -15% )
Percentage changes are calculated based on the comparative prior year period.

Molecular Diagnostics experienced a 3% decline in the third quarter and represented 48% of sales in the third quarter of 2019. Molecular Diagnostics sales were adversely affected by one percentage point from adverse currency movements compared to the third quarter of 2018. The third quarter of 2019 included lower revenues from companion diagnostic co-development projects and instruments as compared to 2018 that more than outweighed gains in consumables including advancements in sales of the QuantiFERON-TB test compared to the same time period of 2018. In the first nine months of 2019, Molecular Diagnostics sales remained unchanged and were adversely affected by four percentage points from adverse currency movements compared to the same period in the prior year.
During the third quarter of 2019, Life Sciences sales grew by 6% and reflected 52% of sales while currency movements adversely impacted this customer class by one percentage point when compared to the year ago period. Increased demand in consumables and related revenues across this customer class against weaker instrument sales in Academia / Applied Testing. In the first nine months of 2019, Life Sciences sales remained advanced at a 2% rate and were adversely affected by three percentage points from adverse currency movements compared to the same period in the prior year. Results for the first nine months of 2019 reflect in part, the April 2018 divestment of the Applied Testing veterinary testing assay portfolio.

	Third quarter 2019			First nine months 2019
Net sales by geographic region (in millions)	Sales	% change	% of sales	Sales	% change	% of sales
Americas	$192	+3%	50%	$542	+3%	49%
Europe / Middle East / Africa (EMEA)	$114	+3%	30%	$341	-2%	31%
Asia-Pacific / Japan	$76	-6%	20%	$227	+1%	20%
Q3 and 9M 2019: Rest of world represented less than 1% of net sales. Percentage changes are calculated based on the comparative prior year period.
The Americas and EMEA regions equally led the geographic regions with 3% sales growth in the third quarter 2019. The Americas experienced continued improvements within Life Sciences with during the three- and nine-month periods ended September 30, 2019 and overall gains in the United States and Brazil while Canada experienced modest growth in the third quarter. The EMEA region experienced improving trends across both Molecular Diagnostics and Life Sciences with increased demand in France, the United Kingdom and Turkey against weaker results in Germany. The Asia-Pacific / Japan region experienced a 6% decline in the third quarter of 2019 due primarily to the weak results in China against gains in Japan, India and South Korea. For the nine month period, the Asia-Pacific / Japan region experienced a 1% increase.

Gross Profit
Gross profit was $254.9 million (67% of net sales) for the three-month period ended September 30, 2019, as compared to $256.8 million (68% of net sales) in the same period in 2018. Gross profit for the nine-month period ended September 30, 2019 was $725.7 million (65% of net sales) as compared to $736.2 million (67% of net sales) for the same period of 2018. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels of these products and services can result in fluctuations in gross margin between periods.
Amortization expense related to developed technology and patent and license rights, which have been acquired in business combinations, is included in cost of sales. In the third quarter of 2019, the amortization expense on acquisition-related intangibles within cost of sales increased to $18.1 million compared to $13.2 million in the same period of 2018. For the nine-month period ended September 30, 2019, the amortization expense on acquisition-related intangible amortization was $55.3 million compared to $43.6 million in the same period of 2018. The increase in amortization expense is due to the asset acquisition from Formulatrix as further discussed in Note 3 "Acquisitions and Divestitures". This contributed to the decrease in gross margin during the three- and nine-month periods ended September 30, 2019. We expect that our acquisition-related intangible amortization will increase as a result of future acquisitions.
Research and Development
Research and development expenses were unchanged at $41.8 million (11% of net sales) in the third quarter of 2019, compared to $42.0 million (11% of net sales) in the same period in 2018. For the nine-month period ended September 30, 2019, research and development expenses increased by 2% to $123.5 million (11% of net sales) compared to $121.2 million (11% of net sales) for the same period in 2018. The increase in research and development costs in 2019 reflects our investments in QIAstat-Dx and the planned launch of a digital PCR system. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.
Sales and Marketing
Sales and marketing expenses increased by 1% to $97.0 million (25% of net sales) in the third quarter of 2019 from $96.5 million (26% of net sales) in the same period of 2018. For the nine-month period ended September 30, 2019, sales and marketing expenses were slightly decreased to $293.6 million (26% of net sales) from $294.4 million (27% of net sales) for the same period in 2018. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. We anticipate that absolute sales and marketing costs will increase along with new product introductions and growth in sales of our products, but decrease as a percentage of sales.
General and Administrative
General and administrative expenses were $28.8 million (8% of net sales) in the third quarter of 2019 as compared to $26.2 million (7% of net sales) in the third quarter of 2018. During the nine-month period ended September 30, 2019, we recorded general and administrative expenses of $87.0 million (8% of net sales) compared to $81.3 million (7% of net sales) for the same period of 2018. The increase in general and administrative expenses was primarily due to higher licensing costs in connection with continued investments information technology improvements, including cyber security, across the organization.
Acquisition-Related Intangible Amortization
Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks and customer base acquired in a business combination is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within cost of sales, research and development, or sales and marketing based on the use of the asset.
We recorded amortization expense on acquisition-related intangibles within operating expense of $6.1 million during the quarter ended September 30, 2019 compared to $9.4 million for same period in 2018. We recorded amortization expense on acquisition-related intangibles within operating expense of $24.1 million during the nine-month period ended September 30, 2019 compared to $29.6 million for the same period in 2018. We expect that our acquisition-related intangible amortization will increase as a result of future acquisitions.
Restructuring, Acquisition, Integration and Other, net
Restructuring, acquisition, integration and other, net was expense of $151.1 million in the third quarter of 2019 as compared to income of $0.7 million in the third quarter of 2018. During the three months ended September 30, 2019, $139.3 million of charges are included as further discussed in Note 4 "Restructuring and Impairments". We expect to incur additional restructuring cost in 2019 as disclosed therein. In addition, during the third quarter of 2019, we continued to incur acquisition and integration costs related to the acquisitions discussed in Note 3 "Acquisitions and Divestitures". In the three months ended September 30, 2018, acquisition and integration costs were more than offset by a change in litigation related accruals.
During the nine-month period ended September 30, 2019, we recorded restructuring, acquisition, integration and other, net expenses of $164.8 million compared to $23.5 million for the same period of 2018. These net costs include a $7.4 million gain from the reduction in the fair value of contingent consideration during the nine months ended September 30, 2019 discussed in Note 9 "Financial Instruments and Fair Value Measurements" and a $4.8 million revaluation gain of a minority interest investment in connection with an acquisition further discussed in Note 3, in the nine months ended September 30, 2018. Further, as we further integrate acquired companies and pursue opportunities to gain efficiencies, we expect to continue to incur additional business integration costs in 2019.
Long-lived Asset Impairments
Impairments to intangible assets and property, plant and equipment during the three- and nine-months ended September 30, 2019 totaled $137.6 million and $138.8 million, respectively, of which $137.6 million was incurred in connection with the 2019 restructuring measures as further discussed in Note 4 "Restructuring and Impairments".
Other Expense, net
Total other expense, net was $19.5 million and $40.6 million in the three- and nine-month periods ended September 30, 2019, respectively, compared to $4.8 million and $21.0 million in the same periods in 2018. Total other expense, net is primarily the result of interest expense, partially offset by interest income and includes the impacts of other (expense) income, including impacts of foreign currency transactions.
Interest expense increased to $17.2 million during the quarter ended September 30, 2019 compared to $16.3 million in the same period of 2018. During the nine-month period ended September 30, 2019 and 2018, we recorded interest expense of $55.9 million and $47.1 million, respectively. Interest costs primarily relate to debt, discussed in Note 7 "Debt" in the accompanying notes to the condensed consolidated financial statements and the increase in interest expense reflects the issuance of cash convertible notes in November 2018.
For the three-month periods ended September 30, 2019 and 2018, interest income was $4.7 million and $5.3 million, respectively. For the nine-month period ended September 30, 2019, interest income increased to $17.9 million from $15.1 million in the same period in 2018. Interest income primarily includes interest earned on cash and cash equivalents, short term investments, and income related to certain interest rate derivatives as discussed in Note 8 "Derivatives and Hedging" in the accompanying condensed consolidated financial statements. Interest income earned in 2019 includes interest on higher cash balances following the issuance of cash convertible notes in November 2018.
Other (expense) income, net was other expense, net of $7.0 million and $2.6 million in the three- and nine-month periods ended September 30, 2019, respectively, compared to other income, net of $6.1 million and $11.0 million in the same period in 2018.
Other expense in 2019 primarily reflected the investment impairment of $4.8 million during the three months ended September 30, 2019 in addition to the unrealized losses, net on investments of $1.0 million for the three months ended September 30, 2019 and unrealized gains of $3.2 million for the nine months ended September 30, 2019 both as discussed further in Note 5. In addition, we recognized equity method loss of $0.3 million and income of $1.3 million three- and nine-month periods of 2019, respectively.
Other income in 2018 primarily reflects the unrealized gains, net on investments as discussed further in Note 5, which totaled $1.2 million and $14.8 million for the three and nine months ended September 30, 2018, respectively. In the nine months ended September 30, 2018, we recorded a divestiture gain of $8.0 million as discussed in Note 3. Other income was partially offset by impairments, including investment impairments as discussed further in Note 5, which totaled $6.4 million and $17.0 million in the three and nine months ended September 30, 2018.
For the three- and nine-month periods ended September 30, 2019, we recorded net losses on foreign currency transactions of $1.6 million and $5.1 million, respectively, compared to $3.6 million, and $10.2 million in the same periods in 2018 due to foreign currency rate fluctuations.
Provision for Income Taxes
Our effective tax rates differ from the Netherlands statutory tax rate of 25% due in part to our operating subsidiaries being exposed to effective tax rates ranging from zero to more than 35%. Fluctuations in the distribution of pre-tax (loss) income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. In the third quarters of 2019 and 2018, our effective tax rates were 29.2% and 16.5%, respectively. In the nine-month period ended September 30, 2019 and 2018, the effective tax rates were 41.1% and 17.7% respectively. The effective tax rate for the third quarter of 2019 was higher compared to the third quarter of 2018 primarily due to restructuring charges. Additionally, in 2019 and 2018, tax expense on foreign operations was favorably impacted by lower income tax rates and partial tax exemptions on foreign income primarily derived from operations in Germany, Singapore, Luxembourg, Ireland and Switzerland. These foreign tax benefits are due to a combination of favorable tax laws, rules, rulings, and exemptions in these jurisdictions. In particular, intercompany foreign royalty income in Germany is statutorily exempt from trade tax. Further, we have intercompany financing arrangements through Luxembourg and Ireland in which the intercompany income is partially exempt.
In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in “Changes in tax laws or their application and the termination or reduction of certain government incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility” in Item 3 Risk Factors of the Annual Report on Form 20-F for the year ended
December 31, 2018.
Liquidity and Capital Resources
To date, we have funded our business primarily through internally generated funds, debt and private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities, including capital expenditure requirements and acquisitions. As of September 30, 2019 and December 31, 2018, we had cash and cash equivalents of $700.9 million and $1.16 billion, respectively. Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At September 30, 2019, cash and cash equivalents had decreased by $458.2 million from December 31, 2018, primarily due to cash used in financing activities of $536.3 million and cash used in investing activities of $141.6 million partially offset by cash provided by operating activities of $221.4 million. As of September 30, 2019 and December 31, 2018, we had working capital of $911.6 million and $1.18 billion, respectively.
Operating Activities. For the nine months ended September 30, 2019 and 2018, we generated net cash from operating activities of $221.4 million and $249.0 million, respectively. While we reported a net loss of $86.4 million for the nine months ended September 30, 2019, non-cash components in income included $178.5 million of depreciation and amortization, $143.6 million of non-cash impairments primarily recorded in connection with the restructuring discussed in Note 4 "Restructuring and Impairments", $31.1 million of amortization of debt discount and issuance costs and $58.0 million of share-based compensation expense. Operating cash flows include a net decrease in working capital of $77.9 million excluding changes in fair values of derivative instruments. The current period change in working capital is primarily due to increased accounts receivable and inventories as well as a decrease to accounts payable and taxes payable, which was partially offset by increased accrued and other current liabilities following the 2019 restructuring. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.
Investing Activities. Approximately $141.6 million of cash was used in investing activities during the nine months ended September 30, 2019 compared to $232.6 million for the same period in 2018. Cash used in investing activities during the nine months ended September 30, 2019 includes $138.2 million paid for intangible assets primarily related to the asset acquisition from Formulatrix, $229.0 million for purchases of short-term investments and $67.9 million cash paid for acquisitions, net of cash acquired as both further discussed in Note 3 "Acquisitions and Divestitures" as well as $86.4 million paid for purchases of property, plant and equipment. These activities were partially offset by $21.5 million cash received for collateral assets and $360.2 million from redemptions of short-term investments.
Financing Activities. Financing activities used $536.3 million of cash for the nine months ended September 30, 2019, primarily of $433.4 million repayment of long-term debt as further discussed in Note 7 "Debt" and the purchase of treasury shares totaling $74.5 million as further discussed in Note 12 "Equity". This compares to cash used in financing activities of $67.5 million for the nine months ended September 30, 2018 primarily for purchase of treasury shares totaling $66.6 million.
Other Factors Affecting Liquidity and Capital Resources
In November 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). The net proceeds of the 2024 Notes were $470.0 million, after payment of the net cost of the Call Spread Overlay and transaction costs paid through September 30, 2019 as described more fully in Note 7 "Debt". Interest on the 2024 Notes is payable semiannually in arrears at a rate of 1.000% per annum. The 2024 Notes will mature on November 13, 2024 unless repurchased or converted in accordance with their terms prior to such date.
In September 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which are due in 2023 (2023 Notes), which are discussed fully in Note 7 "Debt". Interest on the 2023 Notes is payable semiannually in arrears at a rate of 0.500% per annum. The 2023 Notes will mature on September 13, 2023 unless repurchased or converted in accordance with their terms prior to such date.
Additionally in 2017, we completed a German private placement of $329.9 million, net of issuance costs, consisting of several tranches denominated in either U.S. dollars or Euro at either floating or fixed rates and due at various dates through June 2027 as described in Note 7 "Debt".
In October 2016, we extended the maturity of our €400 million syndicated revolving credit facility, which now has a contractual lifetime until December 2021 of which no amounts were utilized at September 30, 2019. The facility can be utilized in Euro, British pounds sterling, Swiss franc or U.S. dollar and bears interest of 0.40% to 1.20% above three months EURIBOR, or LIBOR in relation to any loan not in euro, and is offered with interest periods of one, two, three or six months. We have additional credit lines totaling €26.6 million with no expiration date, none of which were utilized as of September 30, 2019.

In March 2014, we issued $730.0 million aggregate principal amount of Cash Convertible Senior Notes of which $433.4 million was paid in the nine months ended September 30, 2019 and $296.6 million is due in 2021 (2021 Notes). Interest on the 2021 Notes is payable semiannually in arrears on September 19 of each year, at a rate of 0.875% per annum commencing on September 19, 2014. The 2021 Notes will mature on March 19, 2021, unless repurchased or converted in accordance with their terms prior to such date.
In October 2012, we completed a U.S. private placement through the issuance of new senior unsecured notes at a total amount of $400 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73 million 7-year term due in 2019 (3.19%); (2) $300 million 10-year term due in 2022 (3.75%); and (3) $27 million 12-year term due in 2024 (3.90%).
As of September 30, 2019, we carry $1.8 billion of long-term debt, of which $73.0 million is current, and $61.3 million of operating lease liabilities, of which $19.2 million is current. We did not hold any material finance leases as of September 30, 2019.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $179.4 million based on the achievement of certain revenue and operating results milestones as further discussed in Note 16 "Commitments and Contingencies"."
In January 2018, we announced our fifth share repurchase program of up to $200 million of our common shares. During the nine-month period ended September 30, 2019, we repurchased 2.0 million QIAGEN shares, respectively for $74.5 million (including transaction costs), respectively, bringing the total shares repurchased under this program to 4.9 million for $179.1 million (including transaction costs). Repurchased shares will be held in treasury in order to satisfy various obligations, which include employee share-based remuneration plans.
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional equity or debt financing.
We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Quantitative and Qualitative Disclosures about Market Risk
Our market risk relates primarily to interest rate exposures on cash, marketable securities, and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management strategy is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure as discussed in Item 11 of our Annual Report on Form 20-F for the year ended December 31, 2018.
Foreign Currency
QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are generally the local currencies of the respective countries in which they are located. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Foreign currency transactions in the three- and nine-month periods ended September 30, 2019 resulted in net losses of $1.6 million and $5.1 million, respectively, and $3.6 million and $10.2 million in the same periods ended 2018, respectively are included in other (expense) income, net.
Derivatives and Hedging
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly-traded debt with a corresponding rating.
Foreign Currency Derivatives. As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, options and cross-currency swaps.
Interest Rate Derivatives. We are using interest rate derivatives to align our portfolio of interest bearing assets and liabilities with our risk management objectives. We have entered into interest rate swaps in which we agreed to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.
We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 8 "Derivatives and Hedging" to the accompanying condensed consolidated financial statements.
Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business, see Note 2 "Basis of Presentation and Accounting Policies" in the accompanying condensed consolidated financial statements.
Application of Critical Accounting Policies, Judgments and Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, income taxes, investments, goodwill and other intangible assets, acquisitions and fair value measurements.
Our critical accounting policies are discussed further in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2018. Actual results in these areas could differ from management’s estimates.
Off-Balance Sheet Arrangements
We did not use special purpose entities and did not have off-balance-sheet financing arrangements as of September 30, 2019 and December 31, 2018.
Contractual Obligations
There were no material changes at September 30, 2019 from the contractual obligations disclosed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2018.
Legal Proceedings
For information on legal proceedings, see Note 16 "Commitments and Contingencies" to the accompanying condensed consolidated financial statements.
While no assurances can be given regarding the outcome of the proceedings described in Note 16, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.
Risk Factors
Material risks that may affect our results of operations and financial position appear in Part 1, Item 3 "Key Information" of the Annual Report on Form 20-F for the year ended December 31, 2018. There have been no material changes from the risk factors disclosed in Item 3 of our Form 20-F.

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